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03024455

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME: The Sage Group plc

*CURRENT ADDRESS: ~~Saga~~ Sage House
Benton ~~Road~~ Park Road
Newcastle upon ~~Tyle~~ Tyne NE7 7LZ
UK.

**FORMER NAME: ______

**NEW ADDRESS: ______

FILE NO. 82- 34736   FISCAL YEAR 9/30/02

• Complete for initial submissions only •• Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: [signature]
DATE: 7/3/03

The Sage Group plc

ANNUAL REPORT AND ACCOUNTS 2002

sage

Contents



Overview

Sage is a leading supplier of accounting and business management software to the small to medium-sized business community. Our expanding range of products and services includes accounting, payroll, fixed assets and HR management software; customer relationship management (CRM) software; e-business products and services; and specialised software solutions for the manufacturing, distribution and non-profit sectors.

The strength of our brands, the breadth of our product range, the resilience of our reseller channel, and the sheer scale of our customer base continue to provide us with competitive advantage and a platform for sustained long-term growth. We remain committed both to seeking out new ways to manage our existing businesses better and to continuing the international expansion of the Group through acquisition.

Organic revenue growth will be derived from a number of activities: firstly, by attracting new customers to the Sage product range; secondly, by encouraging more of our customers to subscribe to and retain support contracts; thirdly, by cross-selling additional products and services to existing customers; fourthly, by ensuring that customers move up the Sage product range to the solution that best meets their needs; and finally, by marketing an expanding range of industry-specific software solutions to our customer base.


Financial Highlights
Turnover (£m)
Profit before tax (£m)*
Earnings per share (pence)*

*Figures stated before sponsorship costs associated with The Sage Gateshead – see page 38.

Chairman's and Chief Executive's Review

We are pleased to report another year of strong performance with turnover growth of 14% and pre-tax profit growth of 11%*. These results demonstrate the strength of our business model and, in particular, the importance of servicing effectively our large and growing customer base of three million small to medium-sized enterprises (SMEs).

The year has been characterised by the comparative strength of the entry-level segment of the market where we continue to add large numbers of new customers. With our strong product portfolio, spanning both the entry-level and mid-market segments, we are able to target those customers from our entry-level businesses who are ready to move to more sophisticated products. This drives activity in our mid-market businesses where customers have otherwise adopted a cautious approach to spending.

Strong progress has been made with Interact, our customer relationship management (CRM) business, in its first full year in the Group. Its operating margin of 14% on revenues of £54m represents a significant improvement over prior years. These results reflect the benefits of repositioning the CRM product range more appropriately for the SME market, improved channel management and a stronger focus on profitability.

Operational Review

One of our principal objectives is to attract large numbers of new customers to our businesses. Once a business has become a Sage customer, our goal is to support that business throughout its life cycle. Retaining customers and providing them with a range of products and services (referred to as our installed base model), will continue to be key to delivering strong financial performance.

In each of our territories there is a constant flow of new business formations and we are winning a growing share of this market. Through targeted marketing activity we attracted over 200,000 new customers to the Group during the year, 180,000 of which were at the entry-level. A number of these businesses will become mid-market businesses to whom we can sell further products and services.

The provision of telephone-based support continues to be an important part of our business, providing 46% of revenues in the year. This important revenue stream has grown 18% this year, reflecting the critical nature of the service we provide. This growth was partly achieved through increasing the number of contracts by 7%. We continue to improve our offering, particularly through the introduction of further tiers of service. At 30 September 2002 we had 956,000 support contracts (2001: 897,000).

During the year we took over six million calls from customers on support contracts. This dialogue provides us with a unique insight into customers' needs, ensuring our engineering efforts deliver the features customers want. Over this period we invested £58m in research and development, representing 26% of licence revenues.

We regularly update and expand the functionality of our products. This enables us to pursue our objective of selling upgraded versions of our products and services to existing customers. Upgrades, including new releases for each of our core product lines, contributed 14% of revenue (2001: 14%).

In addition to upgrades, we sell new and more sophisticated products to customers who have outgrown their existing software. Furthermore, we sell complementary products such as Human Resources and CRM software solutions to existing accounting software customers. During the year, 36,000 existing customers purchased new products either by migrating to a more sophisticated product, or by buying an additional product. This contributed £27m of new licence revenue.

Our customers increasingly express a preference for software solutions tailored to their particular industry. This trend presents new and substantial opportunities for the Group in terms of providing our customers with industry-specific or "vertical" solutions. In each of our businesses we have identified industry segments where we have large concentrations of customers. We are addressing the needs of these segments through the development of industry-specific versions of our core products, through close collaboration with specialist value added resellers, and through acquisition.

During the year, we made good progress with MIP, acquired at the end of the last financial year, a US business dedicated to providing software and services for the large US 'non-profit' sector. In the US, our Peachtree customer base alone includes 40,000 non-profit organisations, many of whom represent target customers for MIP solutions.

Similarly, this year we acquired CPASoftware for £9.1m and Coala SA for £14.0m in the US and France respectively - businesses which serve the professional accountants market. We now have accountants' divisions in our three major regions, not only selling specialist products for professional accountants but also encouraging accountants to recommend Sage products and services to their clients.

We are at an early stage in implementing these new and important industry-specific initiatives. Even so, sales of such vertical products contributed 8% of revenues in the year.

During the year we took the opportunity to sponsor the new performance centre currently under construction in Gateshead. For a one-off cost of £4m (after tax) we have secured perpetual naming rights for "The Sage Gateshead" - a £60m international music and cultural centre. This represents significant value given the long-term branding and business benefits that will result from this association.

Geographical Review

UK

The UK business grew revenues by 5% and attracted 54,000 new customers.

The UK operating margin for the second half of the year was 38%* (2001: 36%) compared with 36% in the first half. This improvement reflects the benefits flowing from the reorganisation of the Enterprise Division as well as from the results of earlier investment in the support business.

The reorganisation of the Enterprise Division has resulted in improvements to marketing and channel management activity and has facilitated much closer co-ordination with the rest of the UK business.

Following several years of substantial growth, our UK business numbers 1,500 employees. The majority of these are situated in a number of locations in the Newcastle area which creates organisational challenges. During the year we therefore commenced construction of a new facility which will accommodate all Newcastle-based employees. The total capital expenditure associated with this building is expected to be £60m, with anticipated completion in mid-2004.

*Figures stated before sponsorship costs associated with The Sage Gateshead - see page 38.

Since acquisition, considerable focus has been placed on the development of an installed base sales model at Interact. Sound progress was made this year with the release of a range of products and services targeted at Interact's existing customers. In addition, the opportunity of selling *ACT!* and *SalesLogix* to our existing accounting software customer base remains a clear long-term objective.

Interact has made strong progress this year. Its products have been enhanced, its range of services to customers broadened and its channel management significantly improved. It is well positioned as an important and growing part of the Group.

People

The continuing success of our business depends in large part on the effort, creativity and ingenuity of all the people who work for Sage operating companies around the world. During the year under review, our people once again made critical contributions to the success of our business, and helped us achieve our overall objective of serving customers more effectively. We continue to nurture the talent of our employees and are investing in training, succession planning and career development programmes throughout the Group.

The Group Board has been strengthened by two appointments this year. Tim Ingram joined the Board as a non-executive director in March 2002 and brings with him a wealth of public company experience. Ron Verni, who is CEO of our US Operations, joined the Board in July 2002. Ron has successfully led the process of integrating our US businesses in order that we present a unified face to the customer and drive operational efficiencies. His promotion to the Board reflects the growing importance of our US business to the Group.

Michael Robinson joined the Group as Company Secretary and Director of Legal Affairs in September 2002. As an experienced commercial lawyer, Michael brings significant expertise to the Group.

Outlook

The Group continues to win significant numbers of new customers – more than 200,000 this year. Our strategy of marketing an expanding range of relevant products and services to our growing installed base of customers remains our clear focus.

Our ability to continue to win new business from our entry-level and mid-market customer bases, as well as to realise the full potential of our CRM business, provides a platform for sustained long-term growth. In addition, we will continue to seek appropriate acquisitions in both existing and new markets. We therefore look forward to 2003 with confidence.

Michael Jackson
Chairman

Paul Walker
Chief Executive

Mainland Europe

Our French business grew revenues by 17% in the year and added 62,000 new customers.

There was a favourable impact on first half results from the introduction of the Euro. In the second half, in the aftermath of the Euro, market activity slowed, although profit levels were protected by tight cost control.

In October 2001 we acquired Coala SA. This business provides products and services for accountants in practice and has formed the nucleus of our accountants division in France, contributing operating profits of £0.7m on turnover of £7.4m in the year.

Our German business grew revenues by 7% in the year and added 12,000 new customers. We concluded the acquisition of Gandke & Schubert in April 2002, for £3.0m, which added a further 36,000 customers and significantly improved our presence at the entry-level. Since acquisition Gandke & Schubert has broken even on turnover of £0.9m.

US

Our US business (excluding Interact) grew revenues by 10% in the year and added 80,000 new customers. Operating margins (excluding Interact) were maintained at 22%, despite the impact of acquiring the lower margin MIP business. This reflected continued progress with the penetration of installed base products and services and the benefits arising from focusing on a smaller number of core products.

Our Small Business Division performed well, delivering an operating margin of 23% (2001: 23%) on turnover which grew 10% to £71m (2001: £64m). Our market share in the important 5-25 employee business segment remains strong, and considerable progress has been made in selling support contracts into our large US customer base. At 30 September 2002 there were 224,000 support contracts (2001: 187,000).

Revenues at our Mid-market, Speciality and Non-profit Divisions were underpinned by our success in migrating customers from our entry-level software products, as well as by cross-selling specialist products, such as FAS (fixed asset management), to accounting software users. In all, 25% of new licence sales were to existing customers.

Interact

Interact, in its first full year in the Group, contributed an operating profit of £7.3m. Its operating margin of 14% on revenues of £53.6m reflects a significantly improved financial performance this year in both its *ACT!* and *SalesLogix* divisions.

Its products have been repositioned to address SME market needs. We released a successful *ACT!* upgrade, the first for several years, with substantially enhanced functionality. An upgraded version of *SalesLogix* was also released and was well received by the market.

Winning **new customers**

At Sage we place particular focus on winning new customers. In fact, attracting new customers to the Sage family of products is a key strategic objective for the Group, not simply because of the licence revenue generated by the sale of software to a new customer, but also because every new customer, if looked after properly, represents a source of incremental revenue for years to come.

New customers come to Sage from three sources:

- Firstly, from the hundreds of thousands of new start-ups created each year. In each of the UK, France and Germany, between 150,000 and 200,000 new businesses are formed each year, and in the US the figure is nearer 600,000. Many of these start-ups decide from the outset that they wish to automate their accounting. Automating the accounting function brings a number of important benefits to a small business: accurate records, prompt invoicing, better credit control, improved cash management, strong financial control, enhanced reporting and so on.
- Secondly, from the many thousands of businesses that have not yet automated their accounting. Many smaller businesses continue to do their books manually or use the services of an external bookkeeper or accountant, but increasingly these businesses are recognising that it makes more sense to automate their financial systems.
- Thirdly, from the many thousands of businesses who decide that they want to switch from their existing vendor of accounting software to Sage. Such companies are attracted to Sage because of our financial strength, our size and scale, our focus on developing products of the highest quality, our commitment to customer service, and our broad range of business management software solutions, embracing accounting, payroll, HR management, cash flow forecasting and contact and customer relationship management.

We are better than ever at attracting new customers:

- Our brand reputation and our product range are well-established in the marketplace.
- 45,000 accountants in practice around the world recommend our software to their clients.
- 20,000 value added resellers act as a powerful field sales force driving new business to Sage.

During the year ended 30 September 2002, more than 200,000 new customers bought Sage software for the first time, meaning that every working day we won more than 800 brand new customers.




WELCOME

New business

Providing customers with high quality **support**

To Sage, the provision of technical support represents the best way to build enduring relationships with customers. It is also a highly profitable business in its own right. In the year to September 2002, Sage generated revenues of £254m from sales of more than 950,000 support contracts to customers around the world.

The key to the success of Sage's support contract business lies in the quality of the service provided to customers which, in turn, is due to the skill and experience of our support advisors. New recruits spend up to three months learning about our products and how to handle customer service issues before being allowed to take support calls from customers. All of our customer service staff continue to receive mentoring and training throughout their careers.

Sage customer service personnel are trained to be able to help customers with various aspects of their businesses. Very often this is to resolve traditional technical support queries, such as how to use a particular product feature, how to import data into a spreadsheet, or how to solve a networking or printing problem. But, in addition to this, our advisors also provide assistance on a broad range of issues outside pure product support. Examples would be advising customers on the impact of payroll legislation, how to produce a cash flow forecast for the bank, or how to design a new report.

All this means that we spend a great deal of time on the phone with customers. In fact, during the year to September 2002 we took more than six million calls from customers - more than 23,000 a day.

More than 80% of customers declare themselves satisfied with the support service we provide, with the result that nearly 80% of support contracts are renewed after the first year.

The quality of service we provide makes our customers more likely to buy additional products and services from Sage, as well as to recommend Sage to their friends and peers (40% of leads for new business come from references from satisfied customers).

Our constant interaction with our customers provides us with invaluable insights into the features that we should build into our future products.

Increasingly, our customers are subscribing for premium-priced contracts to avail themselves of the additional services these confer. In the year to September 2002, 20% of overall contracts sold were at a premium price.

The provision of high quality support is a cornerstone of the Sage business model.



Support contracts

During the year to September 2002 we sold more than 950,000 support contracts to our customers. We received more than 6 million phone calls from customers seeking our support and guidance on how to run their businesses more efficiently.










Driving growth through **cross-selling** additional products and services

Sage believes passionately in the concept of 'customer life-time value', meaning that the initial sale of software to a customer is just the beginning of a mutually beneficial relationship. The customer benefits from having a high quality business management software solution backed up by excellent service and support. Sage benefits from being able to sell the satisfied customer an expanding range of relevant products and services.

Increasingly, our customers prefer to buy all of their business management software solutions from a single source. Customers want the various applications they have running in their businesses to integrate seamlessly. They prefer to have a single point of contact for sales and support queries. Sage provides its customers with a single source for all their needs.

The Sage product range now comprises a comprehensive suite of business management software solutions, from core accounting, fixed asset management, payroll, HR management, CRM, and e-business applications through to industry-specific applications for the manufacturing, distribution and non-profit sectors. Our product line will continue to strengthen over time.

At present each of our customers has, on average, only 1.33 Sage products. The opportunity to cross-sell additional products and services to our customers is clear.

To this end, we are communicating proactively with our customers to ensure that they are fully aware of the range of products and services we offer.

We have focused programmes, for example, to encourage our customers to purchase additional modules of our accounting product offer; to invest in CRM software products, such as *ACT!* and *SalesLogix*; and, where relevant, to take advantage of our expanding range of industry-specific software solutions for sectors such as manufacturing, distribution, accountants in practice and the non-profit sector.

In the year to September 2002 we sold 15,000 additional products to our existing customer base of three million customers. One of our key objectives is to ensure that we increase the amount of revenue generated from cross-selling in the years ahead.



Cross-selling additional products and services to existing customers

An important driver of future growth will be our ability to sell additional products and services to existing customers. We have, for example, appointed specialist teams across the Group to sell CRM, HR management and payroll products to existing accounting software customers.



Migrating our customers to the right solution for their needs

Sage offers a broad range of accounting and business management software products and services from entry-level products, for companies with less than 10 employees, through to powerful enterprise solutions for large organisations with many hundreds of employees.

As a customer's business grows and becomes more complex, so too will the demands put upon the accounting system. Many customers choose to upgrade their current system to the most recent version release. This year version upgrade revenue has been strong - £77m in the year to September 2002.

Often, however, customers decide that they need to move to a more complex and sophisticated accounting software solution. In these circumstances, customers will often replace their original accounting system with a more powerful product offering enhanced functionality and flexibility.

It is flexibility, or customisation, that is often the most important criterion for choosing a new software product. Customers want to be able to make changes to their user interface, to re-engineer accounting processes, to integrate specialist applications to the main accounting product, to create a network of operating companies all using the same system, to build special reports, to analyse data in particular ways and so on.

The Sage range of mid-market and enterprise business management software products provides our customers with the solutions they need.

Deploying such solutions at customer sites requires a high degree of skill and expertise and this is where the Sage business partner community plays a vital role.

The Sage business partner community comprises a network of more than 20,000 value added resellers and accountants in practice around the world. Our business partners work on-site to evaluate customers' needs, to recommend the most appropriate Sage system, to configure the system to meet the customer's specific requirements, to assist with installation and to provide the training and after sales support required.

Working in concert with our business partners, we are proactive in helping customers move to the right product for their needs. Better customer analysis and segmentation is enabling us to identify target customers ready to migrate, and this pool of target customers is increasing each year as our customer base grows and matures. More than 21,000 customers chose to move up the Sage product range during the year to September 2002.

Particular progress in migration has been made in the US market where 30% of new mid-market customers were derived from Peachtree customers wanting to move to a more powerful solution. By ensuring that we are aware of when our customers may need to replace their systems we can ensure that they stay within the Sage family of products. Migration activities will be a source of revenue growth for many years to come.





Migrating customers to the right software solution for their business needs

Sage has a portfolio of products to satisfy the needs of a broad range of businesses from small business start-ups to mid-market multinational corporations. Helping our customers migrate to the right product solution for their business is another key growth driver for Sage.

Providing customers with **industry-specific software** solutions

A noticeable trend in recent years has been an increasing desire on the part of customers to have software packages tailored to the precise requirements of the industry segment in which they operate.

Manufacturing companies, for example, want to have software specific to the needs of a manufacturer. Modules to prepare bills of materials, works order processing, manufacturing requirements, and planning and capacity management, help such organisations manage the manufacturing process more efficiently and enable 'just-in-time' manufacturing to become a commercial reality.

Non-profit organisations (such as schools, colleges, hospitals, charities, research institutions, government departments, etc) also require specialist software to manage the process of raising funds, as well as to manage the funds once they have been raised. Moreover, non-profit organisations have a myriad of reporting requirements placed upon them which, again, are generally only made available in specialist non-profit software solutions.

The specialised module choices of our mid-market customers show us that, when making purchase decisions, these businesses are thinking in industry-specific terms. For example, in our US mid-market business, 60% of new software sales include manufacturing or distribution modules.

Sage has powerful software solutions for the manufacturing, distribution, accountants in practice and non-profit sectors, four important vertical segments where we have particular concentrations of customers – more than one million in total around the world. In the US, for example, our Peachtree customer base includes 40,000 non-profit organisations, many of whom represent a clear target market for our specialist non-profit software solutions.

But there are many more verticals where we have concentrations of customers and where we intend to have a vertical offering (e.g. construction, transportation, agriculture). We will be investing further in these vertical segments by building new products, by working closely with specialist value added resellers, or by buying existing vendors of vertical software solutions.



Industry-specific software solutions

More and more of our customers are demanding software solutions that fit the precise needs of the industry segment in which they operate. To date we have vertical solutions for manufacturing, distribution, the non-profit segment and accountants in practice. In future we intend to build or buy solutions for further specialised industry segments that are relevant to the needs of our customers.



Directors and Advisers












1 Michael Jackson, 52
Chairman

Non-executive Chairman who has been a director of the Group since 1984. He is Chairman of Elderstreet DrKC Limited, a City of London based venture capital and investment company. Michael is a director and investor in a number of quoted and unquoted companies, including Planit Holdings plc, Netstore plc and Micromuse, Inc.. Michael qualified as a chartered accountant with Coopers & Lybrand.

2 Paul Walker, 45
Chief Executive

Paul joined Sage as company accountant in 1984 having previously trained as a chartered accountant with Arthur Young. He was appointed Finance Director in 1987 and became Chief Executive in 1994. In May 2002 Paul was appointed to the Board of Diageo plc as a non-executive director, and has been a non-executive director of MyTravel Group plc since December 2000.

3 Paul Stobart, 45
Chief Operating Officer

After qualifying as a chartered accountant with Price Waterhouse, Paul spent five years in corporate finance with Hill Samuel before joining Interbrand, an international marketing services consultancy, in 1988. He joined Sage in 1996 as Business Development Director becoming Chief Operating Officer in January 2000. In May 2001 Paul was appointed a non-executive director of Planit Holdings plc.

4 Paul Harrison, 38
Finance Director

A chartered accountant, Paul moved from Price Waterhouse to become Group Financial Controller of Sage in 1997. He joined the Board as Group Finance Director in April 2000.

5 Graham Wylie, 43
Managing Director of UK operations

Graham, one of the original founders of the business in 1981, has a degree in computing and statistics and developed the original Sage Accounts package in the UK. He is Managing Director of Sage's businesses in the UK and Eire.

6 Guy Berruyer, 51
Managing Director of Mainland Europe operations

Guy was a director of Bull and Claris before joining Intuit as Country Manager and then European Director. He joined Sage in 1997 and was appointed to the Board in January 2000.

7 Ron Verni, 54
Managing Director of US operations

Ron was a Vice President of Marketing with Automatic Data Processing, President and CEO of NEBS Software, Inc. before joining Peachtree Software, Inc. as President and CEO in July 1994. In October 2000 Ron was appointed CEO of the combined Sage US operations, and was appointed to the Group Board on 23 July 2002.

8 Kevin Howe, 53
Non-executive Director

Kevin joined the Group in 1991 following its acquisition of DacEasy in the US. He served as an executive director until 1 February 2001 when he moved to his current non-executive role. Kevin manages Mercury Ventures, a venture capital fund specialising in investment in leading-edge technology start-up businesses.

9 John Constable, 66
Non-executive Director

Non-executive Director since 1996. John is a former Director General of the Institute of Management and a current director of NMBZ Holdings Limited. He is also a trustee of the Pensions Trust and Chairman of the Harpur Trust.

10 Lindsay Bury, 63
Non-executive Director

Non-executive Director since 1996. Chairman of South Staffordshire Group plc, and Henderson Electric and General Investment Trust plc. Lindsay is also a director of Servicepower Technologies plc and is a director and shareholder of a number of private software companies.

11 Tim Ingram, 55
Non-executive Director

Tim is Chief Executive of Caledonia Investments plc. He was formerly Managing Director of Business to Business Banking at Abbey National plc. He is a non-executive director of Savills plc. He was appointed to the Group Board on 15 March 2002.

Financial Advisers
Deutsche Bank
1 Great Winchester Street
London
EC2N 2EQ

Corporate Brokers
Deutsche Bank
1 Great Winchester Street
London
EC2N 2EQ

Regional Brokers
Brewin Dolphin
Securities Limited
Commercial Union House
39 Pilgrim Street
Newcastle upon Tyne
NE1 6RQ

Principal Bankers
Lloyds TSB Bank plc
Corporate Banking
1st Floor
31/32 Park Row
Leeds
LS1 5JT

Auditors
PricewaterhouseCoopers
89 Sandyford Road
Newcastle upon Tyne
NE99 1PL

Registrars
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

Solicitors
Allen & Overy
One New Change
London
EC4M 9QQ

Registered Office
Sage House
Benton Park Road
Newcastle upon Tyne
NE7 7LZ

The Sage Group plc
Registered Number:
2231246
www.sage.com

Financial Review

Overview

In the year ended 30 September 2002, turnover increased by 14% to £551.7m (2001: £484.1m). Operating profit rose by 12% to £143.7m* (2001: £128.4m) reflecting an operating margin of 26%*. Profit before taxation increased by 11% to £135.2m* (2001: £121.3m) and basic earnings per share grew by 11% to 7.32p* (2001: 6.59p). The impact of the year on year movement in exchange rates was to decrease turnover by £4.0m and operating profit by £0.8m, mainly due to the strengthening of sterling against the US dollar.

Revenue analysis

Revenue can be analysed between the sale of licences (both as part of an initial sale and upgrade or enhancement of an existing software system) and the sale of other products and services – principally support contracts, training and business forms - to existing customers. New licence sales were 14% ahead of prior year whilst other products and services revenue grew by 16%. Other products and services revenue contributes 59% to total revenue (2001: 59%), with support revenue alone contributing 46% to total revenue (2001: 45%).

Geographical contributions

In the year ended 30 September 2002, the US contributed 50% of Group turnover; the UK 28%; France 16% and Germany and Switzerland 6%. Whilst the US continues to represent the largest market for Sage in revenue terms, the UK remains the most profitable business contributing 40% of operating profit* (2001: 44%). In a year of reorganisation the UK business achieved 5% revenue growth. As explained in the Chairman's and Chief Executive's Review, the result of this reorganisation was to reduce operating margins in the first half of the year. This trend was reversed in the second half with the result that full year operating margins were 37%* (2001: 38%).

In the first half of the year our Mainland European businesses enjoyed stimulus associated with the full adoption of the Euro which had the effect of bringing forward IT expenditure. As a consequence the second half of the year was quieter. Despite this, full year margins were maintained at 24% (2001: 25%).

US margins (excluding Interact) were stable at 22% despite the impact of acquiring the lower margin MIP business. This reflected continued progress with the sale of products and services to the large customer base and the benefits arising from focusing on a smaller number of core products. As stated in the Chairman's and Chief Executive's Review, Interact's financial performance in its first full year in the Group showed a substantial improvement with margins increased to 14% on turnover of £53.6m.

Overall Group operating margins were 26%* for the year (2001: 27%).

Taxation, attributable profits, dividends and earnings per share

A tax charge has been provided on 2002 profits at an effective rate of 31% (2001: 31%). This is higher than the standard rate of tax in the UK as profits earned outside the UK are taxed at higher rates. During the year the Group adopted FRS 19 'Deferred tax'. The adoption of this new accounting standard resulted in a prior year adjustment. The effect of this adjustment is disclosed in note 1(k).

Profit attributable to shareholders was £69.9m (2001: £78.2m), after providing for ordinary dividends of £19.1m (2001: £5.5m). Total dividends comprise an interim payment of 0.157p per share, paid in June 2002 and 1.343p per share proposed as a final dividend. The Group's strong financial performance has led the Board to review its dividend policy. Whilst dividends have consistently grown 10% per annum since flotation in 1989, this growth has not kept pace with that of profit and cash flow. The Board therefore considers it appropriate to increase the payout to shareholders by rebasing the proposed final dividend to 1.343p per share (2001: 0.282p per share) taking the proposed full year dividend to 1.500p per share.

Basic earnings per share of 7.32p* covered the ordinary dividend 5 times and grew 11% on last year.

Cash flow, net debt and acquisitions

Cash generation continues to be strong across the Group with £145.2m of operating cash flow generated in the year. After interest, tax and dividends, this gave free cash flow of £108.8m. Acquisitions were completed in the period for a cash cost of £32.2m. Acquired businesses held £4.0m of cash upon acquisition and debt of £0.2m. After net capital expenditure of £18.7m, payments in respect of prior period acquisitions of £19.3m, and other movements of £15.7m, net debt stood at £132.8m at 30 September 2002 (30 September 2001: £190.9m).

Balance sheet

Capitalised goodwill arising from acquisitions increased by £37.0m in the year resulting in a goodwill asset of £830.9m at 30 September 2002 (2001: £793.9m after prior year adjustment of £42.4m). The directors consider this asset to represent the aggregate value of acquired customer bases, channels to market, brands and technology – intangible assets which, for the acquisitions made, are expected to increase in value over time. Accordingly no charge for amortisation of goodwill is provided in these accounts.

Capital commitments

As stated in the Chairman's and Chief Executive's Review on pages 2 to 5, the UK business has commenced construction of a new facility to house the majority of its employees. The total cost of the facility is estimated to be £63m and completion is scheduled for 2004. During the year capital expenditure associated with this facility was £8m. At 30 September 2002 the Group had contracted capital commitments over the next 18 months of £55m in connection with this project.

Treasury

Facilities, cash management and gearing

During the year the Group exercised its option to term out $250m of its 5-year multi-currency revolving credit facility into a fixed repayment loan. In addition a $250m 5-year multi-currency facility remains in place. At 30 September 2002 the Group also has £22.9m of senior notes issued to the US private placement market. At 30 September 2002 £10.8m had been drawn under the remaining revolving facility leaving £148.1m of unutilised debt funding.

The Group's debt facilities have been used to finance acquisitions. Group cash balances are invested for appropriate periods with institutions with high credit ratings. No cash is invested within a jurisdiction that may restrict repatriation as a result of foreign exchange restrictions. Gearing remains at prudent levels, with the net debt to EBITDA (earnings before interest, tax, depreciation and amortisation) ratio below 0.8* and with net interest covered by operating profit 17* times.

Hedging strategy

Whilst a substantial proportion of the Group's revenue and profit is earned outside the UK, subsidiaries generally only trade in their own currency. The Group is therefore not subject to any significant foreign exchange transaction exposure. The Group's principal exposure to foreign currency therefore lies in the translation of overseas profits into sterling. This exposure is hedged to the extent that these profits are offset by interest charges in the same currency, arising from the financing of the investment cost of overseas acquisitions by borrowings in the same currency.

The Group treasury management policy provides that the Group will seek to fix interest rates on a proportion of its debt when market conditions make this desirable. At 30 September 2002 interest rates were fixed on the £22.9m of senior notes issued to the US private placement market. Otherwise net debt was held at variable interest rates.

In light of the nature and level of the exposures identified above, the Group does not hold any sophisticated financial instruments such as derivatives.

Paul Harrison
Finance Director

*Figures stated before sponsorship costs associated with The Sage Gateshead – see page 38.

DIRECTORS' REPORT

The directors present their report and the audited financial statements for the year ended 30 September 2002.

Principal activities

The Group's principal activities during the year continued to be the development, distribution and support of business management software and related products and services for medium-sized and smaller businesses.

Review of business

The Group achieved a profit on ordinary activities before taxation of £129,154,000 on a turnover of £551,731,000. A review of operations of the Group during the year and an indication of future prospects are contained in the Chairman's and Chief Executive's Review on pages 2 to 5.

Results and dividends

The trading results for the year, dividends paid and proposed, and the amount transferred to reserves are set out on page 30.

The Group's strong financial performance has led the Board to review its dividend policy. Whilst dividends have consistently grown 10% per annum since flotation in 1989, this growth has not kept pace with that of profit and cash flow. The Board therefore considers it appropriate to increase the payout to shareholders by rebasing the proposed final dividend to 1.343p per share (2001: 0.282p per share) taking the proposed full year dividend to 1.500p per share (2001: 0.425p per share).

Research and development

The Group's activities in the field of research and development are discussed in the Chairman's and Chief Executive's Review on pages 2 to 5.

Charitable contributions

During the year, the Group made charitable contributions totalling £129,000.

Directors and their interests

A list of directors, their interests in the ordinary share capital of the Company and details of their options over the ordinary share capital of the Company are given in the Remuneration and Succession Committee Report on pages 26 to 28. No director had a material interest in any significant contract, other than a service contract, with the Company or any of its subsidiaries at any time during the year.

Employment policy

The Group continues to give full and fair consideration to applications for employment made by disabled persons, having regard to their respective aptitudes and abilities. The policy includes, where practicable, the continued employment of those who may become disabled during their employment and the provision of training and career development and promotion, where appropriate. The Group has continued its policy of employee involvement by making information available to employees on matters of concern to them. Many employees are stakeholders in the business through participation in share option schemes.

Creditor payment policy

Given the international nature of its operations the Group does not operate a standard code in respect of payments to suppliers. Subsidiary operating companies are responsible for agreeing the terms and conditions under which business transactions with their suppliers are conducted, including the terms of payment. It is the Group's policy that payments to suppliers are made promptly in accordance with these terms. Creditor days for the Group have been calculated at 41 days (2001: 43 days).

Substantial shareholdings

At 3 December 2002 the Board was aware of the following substantial shareholdings:

Deutsche Bank AG	13.89%
Prudential plc	4.05%
Legal & General Investment Management Limited	3.00%

Apart from these interests, the Board was not aware of any other member, other than one director, who had an interest of 3% or more in the share capital of the Company as at 3 December 2002.

Corporate responsibility

The Group conducts its business with appropriate regard to the rights and interests of shareholders, employees and other stakeholders. This has been acknowledged during the year with a "Business of the Year" award in the *Orange* National Business Awards in the UK and with customer support awards in the US and Europe.

The Group recruits, employs and promotes employees purely on the basis of their qualifications and suitability for the work to be performed. The Group is committed to providing a safe and healthy working environment, to establishing "health at work" schemes and to applying employment practices which are sensitive to the needs of employees. The Group communicates openly with its employees by way of employee forums, corporate intranet facilities and satisfaction surveys.

The Group promotes small business interests through numerous awards schemes and free education and awareness seminars. Promoting the use of the internet in business has been a particular emphasis. The Group's awareness of the importance of prompt payment to small business is demonstrated by its payment terms with customers and suppliers.

The Group is an integral and committed part of the communities in which it is based. Close relationships with those communities have been fostered through participation in community initiatives and donations to community foundations.

Although the Group's operations have minimal environmental impact, it is committed to ensuring that its operations have as little impact as is consistent with business needs. The Group works to promote environmental care, to increase its understanding of environmental issues, and to spread best environmental practice throughout its businesses. Its waste materials are recycled where possible, and paper waste is minimised by promoting paperless processes and downloadable software products.

The Group is committed to monitoring its corporate responsibility policies in key areas including environmental impact, under the oversight of the Audit Committee.

Annual General Meeting

Notice of the fifteenth Annual General Meeting of The Sage Group plc to be held on 7 March 2003 is set out on page 56. A form of proxy is enclosed for members who wish to use one. It should be returned so as to be with the Company's registrars no later than 11.00am on Wednesday 5 March 2003. Shareholders with internet access may register their voting instructions for the forthcoming Annual General Meeting via the internet. They may register their vote electronically by going to www.sharevote.co.uk. They will be required to key in the three security numbers printed on the form of proxy to access the voting site. As well as the ordinary business of the meeting, resolutions will also be proposed to enable the directors to continue to use their existing power to allot unissued shares in the capital of the Company and to allot equity securities for cash up to an aggregate nominal amount of £637,774. This amount represents 5% of the issued ordinary share capital of the Company.

As well as the ordinary business of the meeting, resolution 9 set out in the Notice of Meeting will authorise the directors to make certain changes to the rules of the Company's 1999 Executive Share Option Scheme (the "1999 ESOS"), Savings Related Share Option Scheme (the "SAYE Scheme") and Savings Related Share Option Scheme (Ireland) (the "SAYE Scheme (Ireland)") (together "the Schemes").

The rules of the Schemes impose limits on the number of shares which may be issued in respect of options granted under the Schemes over various periods. Current best practice guidelines issued by the Association of British Insurers ("ABI") recommend that over a period of 10 years, the maximum number of shares which may be allocated for issue and issued under all of the Company's employee share schemes must not exceed 10% of the Company's issued share capital from time to time (the "10% limit").

The rules of the Schemes contain, in addition to the 10% limit, inner flow rates. Under the 1999 ESOS, currently not more than 3% of the issued share capital from time to time may be made available for issue under any discretionary scheme or other executive option scheme operated by the Company in any 3 year period. Under the SAYE Scheme and SAYE Scheme (Ireland), not more than 5% of the issued ordinary share capital in the Company from time to time may be made available for issue under any share scheme of the Company in any 5 year period. The ABI no longer requires companies to have these inner flow rates in place.

The directors are proposing that the inner flow rates in the Schemes be removed in line with the ABI guidelines and to give them greater flexibility for future grants of options over new issue shares. This will enable the Company to further recruit, motivate and retain employees by offering them participation in these Schemes.

In any event, the Company's current grant policy in respect of options granted under the 1999 ESOS is limited to options with a market value of up to one times salary per participant per annum. However, in exceptional circumstances (such as on promotion or recruitment) a grant of options with a market value of up to three times salary may be granted to that individual (for that year only).

The rules of the Schemes as they are proposed to be amended will be available for inspection at the registered office of the Company during normal business hours on any weekday (public holidays excepted) from the date of the notice up to and including the date of the Annual General Meeting and will also be available for inspection at the place of the Annual General Meeting for 15 minutes prior to, and during the meeting.

Resolution 10 set out in the Notice of Meeting is to approve the Remuneration and Succession Committee Report on pages 26 to 28. The Directors' Remuneration Report Regulations 2002 ("the Regulations") require, in respect of all accounting periods ending on or after 31 December 2002, that a report prepared in accordance with the Regulations is put to a vote of shareholders at the Annual General Meeting. Although the Regulations do not apply to the financial year ended 30 September 2002 the directors have decided that in the light of this new legislation which will apply to future financial years it is appropriate for the Report to be put to a vote of shareholders this year in any event.

In Resolution 11 set out in the Notice of Meeting, the directors are taking this opportunity to incorporate into the Company's Articles of Association enabling provisions to permit electronic communications and voting at general meetings to be conducted electronically. These provisions are in addition to the conventional methods of voting and communication currently contained in the Articles. The new Articles will permit members to cast votes by electronic or such other means, in lieu of a show of hands, as may be approved by the Board and to appoint a proxy by electronic means, including by facsimile and e-mail. The new Articles will allow notices, documents or other communications to be given to members electronically, the Company to send its annual report and accounts to members electronically, if previously agreed by the member, and to publish documents on the Company's website. A notice of a board meeting may be given electronically and board resolutions may be approved electronically under the new Articles.

Copies of the existing Articles and the proposed new Articles are available for inspection at the addresses specified in the Notice of Meeting.

In accordance with the Company's Articles of Association Mr G S Berruyer will be retiring at the Annual General Meeting, and, being eligible, will offer himself for re-election. In addition, Mr T C W Ingram who was appointed to the Board on 15 March 2002 and Mr R Verni who was appointed to the Board on 23 July 2002 will submit themselves for re-appointment in accordance with the Company's Articles of Association.

Mr G S Berruyer and Mr R Verni each have a service contract with the Company terminable on 12 months notice. Mr T C W Ingram has no service contract with the Company.

CREST

In accordance with the Uncertificated Securities Regulations 2001 ("the CREST Regulations"), the Company gives notice that it intends to pass a resolution of its directors that title to the ordinary shares of 1p each in the capital of the Company, in issue or to be issued, may be transferred by means of a relevant system.

The above notice informs members, in accordance with the CREST Regulations, that the Company intends to pass a "directors' resolution" (as defined in the CREST Regulations) in relation to its ordinary shares. The passing of the directors' resolution enables the Company's ordinary shares to participate in the paperless electronic settlement system ("CREST"). Minor amendments to the Company's Articles to ensure consistency with the CREST Regulations are included in the Articles to be adopted at the Annual General Meeting. Members will not be required to hold their shares through CREST; it is a voluntary system and does not change their existing rights.

Auditors

The auditors, PricewaterhouseCoopers, have indicated their willingness to continue in office, and a resolution that they be re-appointed will be proposed at the Annual General Meeting.

By Order of the Board

M J Robinson
Secretary
3 December 2002

CORPORATE GOVERNANCE STATEMENT

The Company and the Group are committed to high standards of corporate governance. The Board is accountable to the Company's shareholders for good corporate governance. This statement describes how the relevant principles of corporate governance are applied to the Company. Throughout the year the Company has been in compliance with the provisions set out in the Combined Code for Corporate Governance appended to the Listing Rules of the UK Listing Authority, unless otherwise indicated.

The Workings of the Board and its Committees

The Board

The Board currently comprises the non-executive Chairman, the Chief Executive, five other executive directors, three independent non-executive directors and another non-executive director. The roles of the Chairman and the Chief Executive are quite distinct from one another and are clearly defined. The directors' biographies appear on page 17. These demonstrate that the directors have a range of experience and are of sufficient calibre to bring independent judgement on issues of strategy, performance, resources and standards of conduct, which is vital to the success of the Group.

The Board is responsible to shareholders for the proper management of the Group. Where it is considered appropriate, training will be made available to directors. A statement of the directors' responsibilities in respect of the accounts is set out on page 25. The Board formally adopted a schedule of matters specifically reserved to it for decision on 28 November 2002.

All directors have access to the advice and services of the Secretary, who is responsible to the Board for ensuring that Board procedures are followed and that applicable rules and regulations are complied with. The Secretary ensures that the directors take independent professional advice as required. The appointment and removal of the Secretary is a matter for the Board as a whole.

The Board meets formally six times a year, reviewing trading performance, ensuring adequate funding, setting and monitoring strategy, examining major acquisition opportunities and reviewing regular reports to shareholders. The non-executive directors have a particular responsibility to ensure that the strategies proposed by the executive directors are fully considered. To enable the Board to discharge its duties, all directors receive appropriate and timely information. Briefing papers are distributed by the Secretary to all directors in advance of Board meetings.

The following committees deal with the specific aspects of the Group's affairs:

Remuneration and Succession Committee

The Group's Remuneration and Succession Committee is chaired by Mr L C N Bury, and its other members are the other independent non-executive directors, Professor C J Constable and Mr T C W Ingram. The Chief Executive attends meetings (except when his own performance and remuneration are under review) but is not a member of the Committee. The Committee is responsible for making recommendations to the Board, within agreed terms of reference, on the Company's framework of executive remuneration and its cost. The Committee determines the contract terms, remuneration and other benefits for each of the executive directors including share options, performance related bonus schemes, pension rights and compensation payments. Remuneration consultants advise the Committee. The Board itself determines the remuneration of the non-executive directors. The Committee is also responsible for proposing candidates for appointment to the Board, having regard to the balance and structure of the Board. In appropriate cases, recruitment consultants are used to assist in the process. All directors are subject to re-election at least every three years.

Details of the Company's policies on directors' remuneration are given in the Remuneration and Succession Committee Report on pages 26 to 28, together with further details of the Remuneration and Succession Committee.

Audit Committee

The Audit Committee is chaired by Professor C J Constable, and its other members are Mr L C N Bury, Mr M E W Jackson and Mr T C W Ingram. It meets at least twice a year. The Committee provides a forum for reporting by the Group's internal and external auditors. Meetings are also attended, by invitation, by the Group Finance Director. The Audit Committee is responsible for reviewing half year and annual accounts before their submission to the Board. The Audit Committee advises the Board on the appointment of external auditors and on their remuneration both for audit and non-audit work, and discusses the nature, scope and results of the audit with the external auditors. The Audit Committee keeps under review the cost effectiveness, the independence and objectivity of the external auditors. In addition, the Audit Committee reviews the appointment, remuneration and utilisation of internal audit resource.

Relations with shareholders

Communication with shareholders is given high priority. The Chairman's and Chief Executive's Review on pages 2 to 5 includes a detailed review of the business and future developments. A full Annual Report and Accounts is sent to shareholders. The Company also has a website (www.sage.com) which contains up to date information on Group activities and published financial results. There is regular dialogue with individual institutional shareholders, as well as presentations to analysts after the Company's announcement of the year-end and half-year results.

The Board uses the Annual General Meeting to communicate with private and institutional investors and welcomes their participation. Details of resolutions to be proposed at the Annual General Meeting on 7 March 2003 can be found in the Notice of Meeting on page 56.

Internal control

The Board is responsible for the effectiveness of the Group's system of internal controls. There is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. This process has been in place for the year under review and up to the date of approval of the annual report. It is regularly reviewed by the Board and complies fully with The Turnbull Guidance.

The internal control systems are designed to meet the Group's particular needs and the risks to which it is exposed, and by their nature can only provide reasonable but not absolute assurance against misstatement or loss.

The effectiveness of this process has been reviewed by the Audit Committee, which reports its findings to the Board. The processes used by the Audit Committee to review the effectiveness of the system of internal control include discussions with management on significant risk areas identified and the review of plans for, and results from, internal and external audits.

The Audit Committee reports to the Board the results of its review of the risk assessment process. The Board then draws its collective conclusion as to the effectiveness of the system of internal control.

The key procedures, which the directors have established with a view to providing effective internal control, are as follows:

Identification of business risks

The processes to identify and manage the key risks to the success of the Group are an integral part of the internal control environment. Such processes, which are reviewed and improved as necessary, include strategic planning, the appointment of senior managers, the regular monitoring of performance, and control over capital expenditure and acquisitions.

Quality and integrity of personnel

The integrity and competence of personnel is ensured through high recruitment standards and subsequent training courses. High quality personnel are seen as an essential part of the control environment.

Management structure

The Board has overall responsibility for the Group. Each executive director has been given responsibility for specific aspects of the Group's affairs. A clearly defined organisational structure exists within which individual responsibilities are identified and can be monitored.

The management of the Group as a whole is delegated to the Chief Executive and the executive directors. The conduct of Sage's individual businesses is delegated to the local executive management teams. These teams are accountable for the conduct and performance of their businesses within the agreed business strategy. They have full authority to act subject to the reserved powers and sanctioning limits laid down by the Board and to Group policies and guidelines.

Internal audit

The Group utilises internal audit resource supplied by KPMG to review compliance with procedures and assess the integrity of the control environment. Internal audit acts as a service to the businesses by assisting with the continuous improvement of controls and procedures. Actions are agreed in response to its recommendations and these are followed up to ensure that satisfactory control is maintained.

Budgetary process

A comprehensive budgeting system is in place, with annual budgets of all operating subsidiaries being approved by respective subsidiary Boards and overall budgets by the Group Board. Management information systems provide the directors with relevant and timely information required to monitor financial performance.

Investment appraisal

Budgetary approval and defined authorisation levels regulate capital expenditure. As part of the budgetary process the Board considers proposals for research and development programmes. Acquisition activity is subject to internal guidelines governing investment appraisal criteria, negotiation, execution and post-acquisition management.

Statement by the directors on compliance with the provisions of the Combined Code

The Company has been in full compliance with the provisions set out in Section 1 of the Combined Code throughout the year with the exception of provisions A.1.2, A.2.1 and A.3.2, being the existence of a formal schedule of matters specifically reserved for the Board, the identification of a senior independent non-executive director and the requirement that the majority of non-executive directors should be independent.

On 28 November 2002, the Board formally adopted a schedule of matters specifically reserved to it and has therefore complied with A.1.2 since that date. Given that there is a non-executive chairman, it is believed that identifying a separate senior independent director is not necessary. By virtue of Mr T C W Ingram joining the Board as a non-executive director during the year, three out of five non-executive directors are independent under the Combined Code and therefore the Board has complied with A.3.2, since that date. The directors consider that the Board composition gives due weight to the impartial input from and the experience of non-executive directors.

Going concern

The following statement has been included in accordance with the Listing Rules:

Based on normal business planning and control procedures, the directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. For this reason, the directors continue to adopt the going concern basis in preparing the accounts.

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period.

In preparing those financial statements the directors are required to:

- Select suitable accounting policies and then apply them consistently.
- Make judgements and estimates that are reasonable and prudent.
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

By Order of the Board

M J Robinson
Secretary
3 December 2002

REMUNERATION AND SUCCESSION COMMITTEE REPORT

For the year ended 30 September 2002

Compliance

The constitution and operation of the Remuneration and Succession Committee is in compliance with the principles of Section 1 of the Combined Code.

Members of the Remuneration and Succession Committee

The members of the Remuneration and Succession Committee during the year were:

L C N Bury
C J Constable
T C W Ingram (appointed 15 March 2002)

Remuneration policy

The Group's policy on remuneration is to attract, retain and incentivise the best staff, recognising that they are key to the ongoing success of the business. In forming this policy, the Remuneration and Succession Committee has given full consideration to the provisions of the Combined Code.

Consistent with this policy, The Sage Group plc benefit packages awarded to directors are intended to be competitive and comprise a mix of performance-related and non-performance-related remuneration designed to incentivise directors, but not detract from the goals of Corporate Governance. These benefits are linked to the overall performance of the Group but also recognise individual performance and responsibility.

In addition to individual performance, reference is made to pay levels in companies of similar size and to suggestions by appropriate external remuneration consultants. Non-pensionable bonuses are paid to executive directors based upon their attainment of targets determined by the Remuneration and Succession Committee. Details of directors' emoluments are in the table below.

Directors' emoluments

	Salary and fees £'000	Bonus £'000	Benefits in kind[4] £'000	2002 Total £'000	2001 Total £'000	2002 Pension contributions[3] £'000	2001 Pension contributions £'000
G S Berruyer	205	100	5	310	269	–	–
L C N Bury	35	–	–	35	28	–	–
C J Constable	39	–	–	39	32	–	–
P S Harrison	145	65	13	223	192	22	20
K C Howe	20	–	–	20	76	–	2
T C W Ingram[1]	15	–	–	15	–	–	–
M E W Jackson	122	15	1	138	133	18	18
P L Stobart	270	122	15	407	386	41	38
R Verni[2]	49	21	–	70	–	3	–
P A Walker	400	220	19	639	539	60	48
A W G Wylie	270	122	26	418	414	41	38
	1,570	665	79	2,314	2,069	185	164

Notes:
1 Appointed 15 March 2002.
2 Appointed 23 July 2002.
3 Retirement benefits were accruing to six directors (2001: six). All pension contributions accrued under money purchase schemes.
4 Benefits in kind include the provision of a company car, car allowance, fuel and insurance.

Share options

The Group operates three share option schemes. Details of options held by directors other than under savings related share option schemes are given below. The executive directors are responsible for supervising the share option schemes in accordance with rules approved by shareholders in general meeting. Under the provisions of the executive share option schemes, directors, managers and employees who are judged to have made a significant contribution to the Group's development to date, and are considered to be likely to continue to provide an exceptional and continuing contribution to the realisation of strategic goals in the future, are granted share options in the Company. On 16 December 1999 a new executive share option scheme was approved by shareholders. The rules of the new scheme provide that no more than 7 ½ per cent of issued ordinary share capital in the Company may be made available for issue under any discretionary share scheme in any 10 year period. In addition, the rules contain a "3 per cent in 3 year" limit, under which no more than 3 per cent of the issued share capital may be made available for issue under discretionary options in any 3 year period. Whilst the 7 ½ per cent limit is considered appropriate given the relatively limited number of shares issued over recent years to finance the growth of the business and the increased need to offer share options to retain key employees in all the Group's geographic markets, the 3 per cent limit, which is no longer a requirement of the Association of British Insurers, is felt unduly restrictive and, therefore, it is proposed to seek shareholder approval to the removal of this limitation at the Annual General Meeting of the Company to be held on 7 March 2003.

Details of executive options held by directors are set out below:

	Exercise price	At 30 September 2001 (or on appointment) number	Granted during the year number	Exercised during the year number	At 30 September 2002 number
G S Berruyer	81.10p	850,000	–	–	850,000
	136.00p	350,000	–	–	350,000
	329.75p	121,304	–	–	121,304
P S Harrison	81.10p	150,000	–	–	150,000
	136.00p	60,000	–	–	60,000
	721.00p	30,000	–	–	30,000
	329.75p	65,595	–	–	65,595
M E W Jackson	136.00p	300,000	–	–	300,000
P L Stobart	43.20p	457,410	–	(457,410)	–
	81.10p	400,000	–	–	400,000
	136.00p	210,000	–	–	210,000
	329.75p	121,304	–	–	121,304
R Verni	204.50p	150,000	–	–	150,000
	329.75p	121,304	–	–	121,304
	228.50p	89,031	–	–	89,031
P A Walker	9.96p	2,500,000	–	–	2,500,000
	33.90p	1,560,000	–	–	1,560,000
	136.00p	440,000	–	–	440,000
	329.75p	151,630	–	–	151,630
A W G Wylie	136.00p	350,000	–	–	350,000
	329.75p	121,304	–	–	121,304
		8,598,882	–	(457,410)	8,141,472

Notes:
1 Exercise dates for these options are disclosed in note 17(a) on page 46, as is relevant market price information.
2 All share options exercised above were exercised on 3 May 2002 when the prevailing market price was 194.15p.
3 Total gains on the exercise of share options were £692,324 (2001: £1,182,061), including £690,460 (2001: £1,109,400) on executive share options.
4 Including gains on share options, the total emoluments of the highest paid director were £1,138,046 (2001: £1,571,030).

Details of savings related share options held by directors are set out below:

	Exercise price	At 30 September 2001 number	Granted during the year number	Exercised during the year number	Cancelled during the year number	At 30 September 2002 number
P S Harrison	114.80p 1(a)	1,680	–	(1,680)	–	–
	240.00p 1(b)	3,229	–	–	(3,229)	–
	180.40p 1(c)	–	5,266	–	–	**5,266**
M E W Jackson	64.80p 1(d)	30,090	–	–	–	**30,090**
P L Stobart	240.00p 1(b)	4,036	–	–	(4,036)	–
	180.40p 1(c)	–	5,266	–	–	**5,266**
P A Walker	240.00p 1(b)	4,036	–	–	(4,036)	–
	180.40p 1(c)	–	5,266	–	–	**5,266**
		43,071	15,798	(1,680)	(11,301)	**45,888**

Notes:
1 These options are or were exercisable between the following dates:
(a) 1 February 2002 – 31 July 2002 (c) 1 March 2005 – 31 August 2005
(b) 1 March 2004 – 31 August 2004 (d) 1 February 2005 – 31 July 2005
2 At the date of exercise the prevailing market price was 225.75p.
3 Total gains on the exercise of savings related share options were £1,864 (2001: £72,661).

No other directors have been granted share options in the shares in the Company or other Group entities. None of the terms and conditions of the share options was varied during the year.

Interests in shares

The interests of the directors in the shares of the Company were:

	Ordinary shares At 30 September 2002	Ordinary shares At 30 September 2001 (or on appointment)
G S Berruyer	–	–
L C N Bury	**600,000**	500,000
C J Constable	**30,000**	30,000
P S Harrison	**13,710**	12,030
K C Howe	**575,000**	575,000
T C W Ingram[1]	**10,000**	–
M E W Jackson	**369,250**	369,250
P L Stobart	**15,040**	15,040
R Verni[2]	–	–
P A Walker	**8,504,650**	8,504,650
A W G Wylie	**113,471,970**	118,271,970
	123,589,620	128,277,940

Notes:
1 Appointed 15 March 2002.
2 Appointed 23 July 2002.
3 The above interests in the ordinary share capital of the Company are beneficial other than:
(i) Mr A W G Wylie's holding which includes 38,500,000 (2001: 38,500,000) held by him as trustee in a non-beneficial capacity; and
(ii) Mr L C N Bury's holding which includes 100,000 (2001: nil) held by him as trustee in a non-beneficial capacity.
4 There have been no changes in the directors' holdings in the share capital of the Company between 30 September 2002 and 3 December 2002.

Performance graph

The graph below sets out the average total shareholder return of the companies comprising the FTSE 100 and of the Company for the last five years.

In the opinion of the directors, the FTSE 100 Index is the most appropriate index against which the total shareholder return of The Sage Group plc should be measured because of the comparable size of the companies which comprise that index.



Sage
FTSE 100
Percentage

Directors' service contracts

There are no contracts of service under which directors are employed other than contracts expiring, or terminable, within one year and without payment of compensation.

Shareholder approval

The Directors' Remuneration Report Regulations 2002 ("the Regulations") which require a report in the form set out in the Regulations, to be approved by shareholders, came into force on 1 August 2002 but relate only to financial years ending on or after 31 December 2002. Although they do not, therefore, apply to this report in respect of the year ended 30 September 2002, the Committee has determined in any event to seek the approval of shareholders to its report in relation to this year. Following 31 December 2002 reports of the Remuneration and Succession Committee will be required to comply with the Regulations.

On behalf of the Board

L C N Bury
Chairman of the Remuneration and Succession Committee
3 December 2002

INDEPENDENT AUDITORS' REPORT


PRICEWATERHOUSECOOPERS

Independent auditors' report to the members of The Sage Group plc

We have audited the financial statements which comprise the consolidated profit and loss account, the consolidated balance sheet, the company balance sheet, the consolidated cash flow statement, the consolidated statement of total recognised gains and losses, the reconciliation of movements in equity shareholders' funds and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements, United Kingdom Auditing Standards issued by the Auditing Practices Board and the Listing Rules of the Financial Services Authority. This opinion has been prepared for and only for the Company's members in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Chairman's and Chief Executive's Review, the Financial Review, the Directors' Report and the Corporate Governance Statement.

We review whether the Corporate Governance Statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or to form an opinion on the effectiveness of the Company's or Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 30 September 2002 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
Newcastle upon Tyne

3 December 2002

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the year ended 30 September 2002

	Note	Continuing operations 2002 £'000	Continuing operations 2001 £'000
Turnover	2	**551,731**	484,137
Cost of sales		**(54,840)**	(50,731)
Gross profit		**496,891**	433,406
Selling and administrative expenses		**(359,211)**	(305,025)
Operating profit	2,3	**137,680**	128,381
Interest receivable		**1,519**	3,192
Interest payable and similar charges	4	**(10,045)**	(10,256)
Profit on ordinary activities before taxation		**129,154**	121,317
Taxation on profit on ordinary activities	6(a)	**(40,038)**	(37,609)
Profit on ordinary activities after taxation		**89,116**	83,708
Equity minority interest	24	**(41)**	32
Profit for the financial year		**89,075**	83,740
Equity dividends	8	**(19,143)**	(5,515)
Retained profit for the financial year	17(b)	**69,932**	78,225
Earnings per share (pence) – basic	22	**6.99p**	6.59p
Earnings per share (pence) – diluted	22	**6.96p**	6.51p
Dividend per share (pence)	8	**1.500p**	0.425p

There is no material difference between profits and losses as reported above and historical cost profits and losses in either the current or comparative year.

The profit on ordinary activities before taxation above is stated after sponsorship costs associated with The Sage Gateshead – see page 38.

CONSOLIDATED BALANCE SHEET

As at 30 September 2002

	Note	2002 £'000	2001 (restated) (note 1(b)) £'000
Fixed assets			
Intangible assets	9	830,908	793,913
Tangible assets	10	54,541	51,208
		885,449	845,121
Current assets			
Stocks	12	2,306	2,308
Debtors	13	108,219	95,248
Deferred tax asset	16(a)	28,306	40,789
Cash at bank and in hand	23(b)	58,795	42,764
		197,626	181,109
Creditors: amounts falling due within one year	14	(177,010)	(138,828)
Net current assets		20,616	42,281
Total assets less current liabilities		906,065	887,402
Creditors: amounts falling due after more than one year	15	(157,194)	(237,585)
Deferred income		(127,019)	(112,809)
Equity minority interest	24	(121)	(62)
		621,731	536,946
Capital and reserves			
Called up equity share capital	17(a)	12,755	12,725
Share premium account	17(b)	441,859	437,671
Merger reserve	17(b)	61,111	61,111
Profit and loss account	17(b)	106,006	25,439
Equity shareholders' funds		621,731	536,946

COMPANY BALANCE SHEET

As at 30 September 2002

	Note	2002 £'000	2001 £'000
Fixed assets			
Investments	11	**429,870**	631,636
Current assets			
Debtors	13	**570,294**	366,598
Cash at bank and in hand		**276**	1,071
		570,570	367,669
Creditors: amounts falling due within one year	14	**(147,954)**	(95,752)
Net current assets		**422,616**	271,917
Total assets less current liabilities		**852,486**	903,553
Creditors: amounts falling due after more than one year	15	**(152,507)**	(225,787)
		699,979	677,766
Capital and reserves			
Called up equity share capital	17(a)	**12,755**	12,725
Share premium account	17(b)	**441,859**	437,671
Merger reserve	17(b)	**61,111**	61,111
Profit and loss account	17(b)	**184,254**	166,259
Equity shareholders' funds		**699,979**	677,766

The financial statements on pages 30 to 55 were approved by the Board of Directors on 3 December 2002 and are signed on their behalf by:

P A Walker
Director

P S Harrison
Director

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 30 September 2002

	Note	2002 £'000	2001 £'000
Net cash inflow from operating activities	23(a)	**145,178**	119,576
Returns on investments and servicing of finance			
Interest received		1,520	3,302
Interest paid		(9,454)	(9,023)
Issue cost of loans		(180)	(1,877)
Interest element of finance lease rental payments	23(c)	(3)	(415)
Net cash outflow from returns on investments and servicing of finance		**(8,117)**	(8,013)
Taxation			
Corporation tax paid		(22,645)	(23,184)
Capital expenditure			
Payments to acquire tangible fixed assets	10	(19,130)	(11,619)
Receipts from sales of tangible fixed assets		468	4,865
Net cash outflow from capital expenditure		**(18,662)**	(6,754)
Acquisitions and disposals			
Purchase of subsidiary undertakings:			
Net cash consideration – current year acquisitions	18(b)	(28,185)	(218,474)
– prior year acquisitions		(19,292)	(11,781)
Net cash outflow from acquisitions and disposals		**(47,477)**	(230,255)
Equity dividends paid		**(5,595)**	(5,182)
Cash inflow/(outflow) before financing and management of liquid resources		**42,682**	(153,812)
Management of liquid resources			
(Increase)/reduction in short term deposits	23(e)	(1,367)	11,212
Financing			
Shares issued	23(c)	2,604	2,381
Movement in loan funding	23(c)	(29,104)	130,906
Repayment of capital element of finance leases	23(c)	(57)	(2,758)
Net cash (outflow)/inflow from financing		**(26,557)**	130,529
Increase/(decrease) in cash in the year	23(b)	**14,758**	(12,071)

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

For the year ended 30 September 2002

	Note	2002 £'000	2001 £'000
Profit for the financial year		89,075	83,740
Translation of foreign currency net investments and related borrowings	17(b)	12,233	3,463
Total recognised gains and losses relating to the year		101,308	87,203
Prior year adjustment – FRS 19	1(b)	(1,976)	–
Total gains and losses since the last annual report		99,332	87,203

RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS' FUNDS

For the year ended 30 September 2002

	Note	2002 £'000	2001 (restated) £'000
Profit for the financial year		89,075	83,740
Dividends	8	(19,143)	(5,515)
Retained profit for the financial year	17(b)	69,932	78,225
Translation of foreign currency net investments and related borrowings	17(b)	12,233	3,463
Movement in goodwill on prior year acquisitions		–	5
Shares issued		2,620	2,838
Net increase in equity shareholders' funds		84,785	84,531
Opening equity shareholders' funds		536,946	454,391
Prior year adjustment – FRS 19	1(b)	–	(1,976)
Closing equity shareholders' funds		621,731	536,946

NOTES TO THE ACCOUNTS

For the year ended 30 September 2002

1 Accounting policies

a Basis of accounting

These financial statements have been prepared under the historical cost convention and in accordance with the Companies Act 1985 and applicable accounting standards in the United Kingdom. The true and fair override provisions of the Companies Act 1985 have been invoked as detailed in note (d) below. A summary of the more important Group accounting policies is set out below, together with an explanation of where changes have been made to previous policies on the adoption of new accounting standards in the year.

b Changes in accounting policies

The Group has adopted FRS 19 'Deferred tax' in these financial statements. The adoption of this standard represents a change in accounting policy and the comparative figures have been restated accordingly. Details of the effect of adopting FRS 19 are given in note (k) below.

c Basis of consolidation

The financial statements of the Group comprise the financial statements of the Company and its subsidiaries prepared to 30 September 2002. Subsidiaries acquired during the year are included in the Group financial statements using the acquisition method of accounting. Accordingly, the Group profit and loss account and statement of cash flows include the results and cash flows from the effective date of acquisition. The purchase consideration is allocated to assets and liabilities on the basis of fair value at the date of acquisition. No profit and loss account is presented for The Sage Group plc as permitted by Section 230 of the Companies Act 1985.

d Goodwill

Goodwill represents the excess of the fair value attributed to investments in businesses or subsidiary undertakings over the fair value of the underlying net assets at the date of their acquisition. In accordance with FRS 10, for acquisitions made on or after 1 October 1998, goodwill has been capitalised as an intangible asset. Goodwill arising on acquisitions prior to that date was eliminated against reserves in accordance with the accounting standard then in force. If a subsidiary or business is subsequently sold or closed, any goodwill arising on consolidation that was eliminated against reserves or that has not been amortised through the profit and loss account is taken into account in determining the profit or loss on sale or closure.

The directors have concluded that they should evaluate the life of goodwill on a case by case basis, amortising goodwill in instances where a fixed life is considered appropriate. Goodwill which is not amortised, is subject to an annual impairment review. Goodwill capitalised on businesses acquired since 1 October 1998 has all been assessed as having an indefinite life. This is because the main intangible assets that the Group has acquired are customer bases, channels of distribution and brands. However none of these intangible assets qualify as a separable net asset under FRS 10, therefore they have not been accounted for separately.

Based on past experience, the directors consider that, taken together, these assets enhance in value over time. This results from better customer and channel management and brand development, which improves returns on acquired businesses.

The carrying value of this goodwill will continue to be reviewed annually for impairment and adjusted to the recoverable amount if required. In order to give a true and fair view the financial statements depart from the specific requirements of the company legislation to amortise goodwill over a finite period. The directors consider this to be necessary for the reasons given above. Because of the indefinite life of these intangible assets, it is not possible to quantify the impact of this departure.

Impairment review – The need for any goodwill impairment write-down is assessed by comparison of the carrying value of the asset against the higher of net realisable value or value in use. The value in use is determined from estimated discounted future cash flows.

Discount rates used are based on the circumstances of the individual business.

e Revenue recognition

Turnover represents amounts invoiced to third parties after deducting credit notes, allowances, trading discounts and sales tax. The Group derives revenue from software licences, postcontract customer support (PCS) and other products and services. PCS includes telephone support and maintenance updates. Other products and services include the sale of business forms and training.

Software licences – The Group recognises the revenue allocable to software licences and specified upgrades upon shipment of the software product or upgrade, when there are no significant vendor obligations remaining, when the fee is fixed and determinable and when collectability is considered probable. Where appropriate the Group provides a reserve for estimated returns under the standard acceptance terms at the time the revenue is recorded.

Postcontract customer support – Revenue allocable to PCS is recognised on a straight-line basis over the term of the PCS. Revenue not recognised in the profit and loss account under this policy is classified as deferred income in the balance sheet.

Other products and services – Revenue allocable to other products and services is recognised as the products are shipped, or services are provided.

f Tangible fixed assets

Tangible fixed assets are stated at cost less accumulated depreciation. Depreciation on tangible fixed assets is provided for as follows:

Freehold buildings	– 50 years
Long leasehold land and buildings	– over period of lease
Plant and equipment	– 15%-33.3% per annum on reducing balance
Fixtures and fittings	– 15% per annum on reducing balance
Motor vehicles	– 25% per annum on reducing balance

g Development costs and other intangible assets

All costs associated with the research and development of software are written off as incurred.

h Stocks

Stocks are stated at the lower of cost and net realisable value.

i Leasing

Where assets are acquired by finance leasing arrangements which give rights approximating to ownership the amount representing the purchase price of such assets is included in tangible fixed assets and the related obligations are included as creditors. The interest elements of the rental obligations are charged in the profit and loss account over the period of the lease and represent a constant proportion of the balance of capital repayments outstanding. All other leases are classified as operating leases and the annual rentals are charged to the profit and loss account as they fall due.

j Foreign currency translation

Foreign currency assets and liabilities are translated into sterling at rates of exchange ruling at the year-end. Trading results are translated at the average rate prevailing during the relevant period. Differences arising on the re-translation of the net investments and the results for the year are taken directly to reserves together with differences on foreign currency borrowings to the extent that they are used to finance or provide a hedge against Group equity investments in foreign enterprises. All other exchange differences are dealt with in the profit and loss account.

k Deferred tax

With effect from 1 October 2001, the Group changed its accounting policy with respect to deferred tax upon the adoption of Financial Reporting Standard No. 19 'Deferred tax' ('FRS 19'). FRS 19 introduces a form of full provision for accounting for deferred tax, called the incremental liability approach, which replaces the partial provision approach previously followed under SSAP 15.

Deferred tax is now provided on timing differences where the Company has an obligation to pay more tax in the future as a result of those timing differences. Deferred tax assets are only recognised if it is considered more likely than not that there will be suitable profits from which the future reversal of the underlying timing differences can be deducted.

Previously, deferred tax was provided on timing differences to the extent that they were expected to reverse in the foreseeable future.

Deferred tax unprovided as at 30 September 2001, and which is now required to be provided for under FRS 19, has been provided for and shown as a prior year adjustment. The impact on the profit and loss account for the year ended 30 September 2002 is a charge of £10,070,000. There was no impact on the profit and loss account for the year ended 30 September 2001. Shareholders' funds at 30 September 2001 have been reduced by £1,976,000, with £42,416,000 being adjusted to goodwill. As permitted by FRS 19, the Group has adopted a policy of not discounting deferred tax assets and liabilities.

l Pension schemes

The Group operates money purchase pension schemes for certain of its employees. The contributions are charged to the profit and loss account as they fall due.

m Investments

Fixed asset investments are stated at cost less provision for any diminution in value.

2 Segment information

The directors consider there to be only one class of business being the development, distribution and support of business management software and related products and services for medium-sized and smaller businesses. Therefore, only geographical segment information is given below. The geographical analysis of turnover by destination is as follows:

	2002 £'000	2001 £'000
United Kingdom	141,693	137,661
Mainland Europe	140,242	121,023
United States of America[1]	258,929	213,462
Rest of World	10,867	11,991
	551,731	484,137

The geographical analysis of turnover, operating profit and net assets/(liabilities) by origin is as follows:

	2002 Turnover £'000	2002 Operating profit £'000	2002 Net assets/ (liabilities) £'000
United Kingdom	155,986	51,625	364,578
Mainland Europe	118,831	28,613	80,150
United States of America	276,914	57,442	348,348
	551,731	137,680	793,076
Unallocated net liabilities[2]	–	–	(171,345)
	551,731	137,680	621,731

	2001 Turnover £'000	2001 Operating profit £'000	2001 Net assets/ (liabilities) (restated) (note 1(b)) £'000
United Kingdom	148,839	56,316	159,340
Mainland Europe	102,554	26,332	25,000
United States of America[1]	232,744	45,733	565,329
	484,137	128,381	749,669
Unallocated net liabilities[2]	–	–	(212,723)
	484,137	128,381	536,946

Notes:
1. Includes post acquisition contribution of Interact Commerce Corporation.
2. Unallocated net liabilities comprise net debt, taxation, dividends, deferred consideration and equity minority interest.

3 Operating profit

Operating profit is stated after charging:

	2002 £'000	2001 £'000
Staff costs (including directors' emoluments)		
– Wages and salaries	**185,987**	163,106
– Social security costs	**27,433**	23,657
– Other pension costs	**5,985**	5,082
Research and development expenditure (including staff costs)	**57,825**	50,070
Depreciation of tangible fixed assets:		
– Owned	**14,597**	12,678
– Leased	**117**	251
Loss on sale of tangible fixed assets	**412**	1,039
Operating lease rentals:		
– Plant and machinery	**2,615**	1,424
– Land and buildings	**12,737**	14,235
Auditors' remuneration	**518**	506

Auditors' remuneration shown above includes £21,000 (2001: £20,000) in respect of the Company. Fees paid to PricewaterhouseCoopers for non-audit services in the UK were £430,000 (2001: £249,000).

Fees paid to PricewaterhouseCoopers worldwide for audit and non-audit services for the year ended 30 September 2002 were £1,633,000.

The operating profit is stated after the impact of the one-off £6m expense associated with the sponsorship of "The Sage Gateshead" – see Chairman's and Chief Executive's Review on pages 2 to 5 for further details.

Further details on directors' emoluments can be found in the Remuneration and Succession Committee Report on pages 26 to 28.

4 Interest payable and similar charges

	2002 £'000	2001 £'000
Interest on borrowings	**9,337**	9,351
Amortisation of issue costs on loans	**705**	490
Finance lease charges	**3**	415
	10,045	10,256

5 Employees

The average monthly number of persons employed by the Group during the year was:

	2002 number	2001 number
United Kingdom	**1,610**	1,627
Mainland Europe	**1,637**	1,498
United States of America	**2,390**	2,053
	5,637	5,178

6 Taxation on profit on ordinary activities

a Analysis of charge in the period

	2002 £'000	2001 £'000
Current tax		
UK corporation tax on profits of the period	23,454	21,529
Adjustments in respect of previous periods	(3,388)	774
UK current tax	20,066	22,303
Overseas current tax	9,902	15,306
Total current tax	29,968	37,609
Deferred tax		
Origination and reversal of timing differences	12,505	–
Adjustments in respect of previous periods	(2,435)	–
Total deferred tax (note 16(c))	10,070	–
	40,038	37,609

b Factors affecting tax charge for the period

The following table reconciles the "natural" tax charge based upon applying UK corporation tax rates to the reported profit before taxation to the actual current tax charge disclosed above.

	2002 £'000	2001 £'000
Profit on ordinary activities before taxation	129,154	121,317
Profit on ordinary activities multiplied by the standard rate of corporation tax in the UK of 30% (2001: 30%)	38,746	36,395
Effects of:		
Expenses not deductible for tax purposes	1,444	501
Capital allowances less than depreciation	181	–
Utilisation of tax losses	(12,686)	–
Adjustments to tax charge in respect of previous periods	(1,451)	(2,038)
Higher tax rates on overseas earnings	3,734	2,751
Current tax charge for the period	29,968	37,609

c Factors that may affect future tax charges

There are no factors which are expected to affect future tax charges materially.

A discussion of the Group's tax charge can be found in the Financial Review on pages 18 and 19.

7 Parent company financial statements

The amount of profit for the financial year before dividends within the accounts of the parent company is £38,736,000 (2001: £48,232,000). There is no material difference between the profits and losses as reported above and historical cost profits and losses, and there are no other gains or losses in the year.

8 Equity dividends

	2002 £'000	2001 £'000
Interim paid 0.157p per share (2001: 0.143p)	2,012	1,932
Final proposed 1.343p per share (2001: 0.282p)	17,131	3,583
Total 1.500p (2001: 0.425p)	19,143	5,515

9 Intangible fixed assets – goodwill

	Group £'000
Cost and net book value	
At 1 October 2001	836,329
Prior year adjustment – FRS 19 (note 1(k))	(42,416)
Revised balance at 1 October 2001	793,913
Acquisition of subsidiary undertakings	36,995
At 30 September 2002	**830,908**

Details of the accounting policy on goodwill can be found on page 35, and a discussion of the policy is in the Financial Review on pages 18 and 19. Based on this accounting policy no amortisation has been provided to date.

10 Tangible fixed assets

	Freehold land and buildings £'000	Assets in the course of construction £'000	Long leasehold land and buildings £'000	Plant and equipment £'000	Fixtures and fittings £'000	Motor vehicles £'000	Total £'000
Cost							
At 1 October 2001	13,253	–	1,076	65,681	16,728	2,784	99,522
Additions	62	8,095	7	8,123	2,090	753	19,130
Disposals	–	–	(11)	(3,662)	(187)	(1,107)	(4,967)
Acquisitions of subsidiary undertakings	–	–	–	1,013	194	10	1,217
Exchange movements	–	–	–	(2,318)	(418)	5	(2,731)
At 30 September 2002	**13,315**	**8,095**	**1,072**	**68,837**	**18,407**	**2,445**	**112,171**
Depreciation							
At 1 October 2001	200	–	251	39,727	6,792	1,344	48,314
Charge for the year	122	–	169	11,016	3,005	402	14,714
Disposals	–	–	(11)	(3,291)	(57)	(651)	(4,010)
Acquisitions of subsidiary undertakings	–	–	–	625	51	4	680
Exchange movements	–	–	(1)	(1,799)	(271)	3	(2,068)
At 30 September 2002	**322**	**–**	**408**	**46,278**	**9,520**	**1,102**	**57,630**
Net book value							
At 30 September 2002	**12,993**	**8,095**	**664**	**22,559**	**8,887**	**1,343**	**54,541**
At 30 September 2001	13,053	–	825	25,954	9,936	1,440	51,208

Included in the fixed assets above are assets purchased under finance leases, the cost, accumulated depreciation and net book values of which are as follows:

	Plant and equipment and total £'000
Cost	
At 30 September 2002	**2,153**
At 30 September 2001	2,178
Depreciation	
At 30 September 2002	**2,147**
At 30 September 2001	2,041
Net book value	
At 30 September 2002	**6**
At 30 September 2001	137

11 Investments

Equity interests in subsidiary undertakings are as follows:

	Company £'000
Cost	
At 1 October 2001	631,932
Transfer to group company	(201,766)
At 30 September 2002	**430,166**
Provision for diminution in value	
At 1 October 2001 and 30 September 2002	(296)
Net book value	
At 30 September 2002	**429,870**
At 30 September 2001	631,636

Principal trading subsidiary undertakings, included in the Group accounts at 30 September 2002, are shown below. All of these subsidiary undertakings are wholly owned and are engaged in the development, distribution and support of business management software and related products and services for medium-sized and smaller businesses.

Company	Country of incorporation and operation
Sage (UK) Limited	England
Sage Enterprise Solutions Limited[1]	England
Best Software of California, Inc. (formerly Sage Software, Inc.)[1]	US
Peachtree Software, Inc.[1]	US
Best Software, Inc.[1]	US
Interact Commerce Corporation[1]	US
Ciel SA[1]	France
Sage France SA[1]	France
Sage KHK Software GmbH & Co KG[1]	Germany
Softinc Ltd (trading as Sesam)	Switzerland

Notes:
1 Shares held by subsidiary undertakings.
2 All investments are in ordinary share capital, with the exception of Sage KHK Software GmbH & Co KG, which is a partnership in which two subsidiary undertakings are equity partners.
3 All companies operate in their country of incorporation.

12 Stocks

	2002 £'000	2001 £'000
Materials	672	889
Work in progress	–	3
Finished goods	1,634	1,416
	2,306	2,308

13 Debtors

	Group		Company	
	2002 £'000	2001 £'000	2002 £'000	2001 £'000
Trade debtors	93,298	77,743	–	–
Amounts owed by Group undertakings	–	–	570,294	366,598
Other debtors	5,400	5,342	–	–
Prepayments	9,302	8,915	–	–
Taxation recoverable	219	3,248	–	–
	108,219	95,248	570,294	366,598

Other debtors falling due in more than one year after the balance sheet date were £2,374,000 (2001: £1,301,000).

14 Creditors: amounts falling due within one year

	Group		Company	
	2002 £'000	2001 £'000	2002 £'000	2001 £'000
Current portion of loans (note 15(a))	39,076	7,584	38,833	7,496
Bank overdraft (note 23(b))	–	10	–	–
Current portion of finance lease obligations (note 15(b))	21	57	–	–
Trade creditors	42,653	43,801	–	–
Amounts owed to Group undertakings	–	–	90,634	75,700
Corporation tax	35,396	31,604	771	1,356
Other creditors, taxes and social security costs	13,933	12,188	–	–
Accruals	19,074	20,962	585	947
Deferred consideration on acquisitions and cost of share options assumed	9,726	19,039	–	6,670
Proposed dividend	17,131	3,583	17,131	3,583
	177,010	138,828	147,954	95,752

Included in the figures above is £48,651,000 (2001: £41,490,000) relating to taxation (including Corporation tax) and social security.

15 Creditors: amounts falling due after more than one year

	Group		Company	
	2002 £'000	2001 £'000	2002 £'000	2001 £'000
Loans	152,507	226,039	152,507	225,787
Finance lease obligations	–	21	–	–
Deferred consideration on acquisitions	4,687	11,525	–	–
	157,194	237,585	152,507	225,787

a Loans

	Group		Company	
Amounts falling due	2002 £'000	2001 £'000	2002 £'000	2001 £'000
In one year or less	39,076	7,584	38,833	7,496
In more than one year but not more than two years	39,002	41,760	39,002	41,667
In more than two years but not more than five years	113,505	184,279	113,505	184,120
	191,583	233,623	191,340	233,283
Less: included in creditors falling due within one year (note 14)	(39,076)	(7,584)	(38,833)	(7,496)
	152,507	226,039	152,507	225,787

Included in loans above and in note 14 is £192,657,000 (2001: £235,125,000) of unsecured loans (before unamortised issue costs) taken out in connection with acquisitions.

Of this sum, £22,886,000 (2001: £32,660,000) relates to Senior Notes, which were issued to the US private placement market. These notes are repayable in equal annual instalments from 2003 to 2005 and carry a fixed interest coupon of 6.77% per annum.

The remaining bank loans of £169,771,000 (2001: £202,465,000) are drawn down under multi-currency credit facilities. The Group has two $250,000,000 facilities, referred to as Facility A and Facility B, providing total funds of $500,000,000.

- Facility A was available on a revolving basis through to 27 March 2002 and thereafter became a term loan with a fixed repayment profile through to 27 March 2006.
- Facility B is available on a revolving basis through to 27 March 2006.

At 30 September 2002 £158,932,000 was drawn down under Facility A and £10,839,000 drawn down under Facility B. (2001: £32,362,000 and £170,103,000 respectively).

In the table above, these loans are stated net of unamortised issue costs of £1,317,000 (2001: £1,842,000). The Company has incurred total issue costs of £3,255,000 (2001: £3,075,000) in respect of these facilities. These costs are allocated to the profit and loss account over the term of the facility at a constant rate on the carrying amount.

15 Creditors: amounts falling due after more than one year - continued

b Finance leases

Amounts falling due	Group 2002 £'000	Group 2001 £'000	Company 2002 £'000	Company 2001 £'000
In one year or less	21	57	–	–
In more than one year but not more than two years	–	21	–	–
	21	78	–	–
Less: included in creditors falling due within one year (note 14)	(21)	(57)	–	–
	–	21	–	–

16 Provisions for liabilities and charges

a Deferred tax liability/(asset) provided in the accounts comprises:

	Group 2002 £'000	Group 2001 (restated) (note 1(b)) £'000	Company 2002 £'000	Company 2001 £'000
Accelerated capital allowances	606	762	–	–
Short term timing differences	(28,912)	(41,551)	–	–
	(28,306)	(40,789)	–	–

b Deferred tax liability/(asset) not provided in the accounts comprises:

	Group 2002 £'000	Group 2001 (restated) (note 1(b)) £'000	Company 2002 £'000	Company 2001 £'000
Accelerated capital allowances	–	–	–	–
Chargeable gains subject to rollover relief	780	780	–	–
Short term timing differences	(7,077)	(8,353)	–	–
	(6,297)	(7,573)	–	–

The unprovided deferred tax relates mainly to tax losses. This potential asset has not been recognised as it is more likely than not that the losses will not be utilised in the foreseeable future.

16 Provisions for liabilities and charges – continued

c Analysis of movement in the period:

	Group £'000	Company £'000
Deferred tax provision at 1 October 2001	–	–
Prior year adjustment – FRS 19 (note 1(k))	(40,789)	–
Revised balance at 1 October 2001	(40,789)	–
Exchange movements	2,413	–
Deferred tax charge in profit and loss account (note 6(a))	10,070	–
Deferred tax provision at 30 September 2002	**(28,306)**	–

Deferred tax has been calculated at 30% (2001: 30%) in respect of UK companies (being the prevailing UK corporation tax rates at 30 September 2002 and 2001) and at the respective prevailing rates for the overseas subsidiaries.

17 Capital and reserves

a Ordinary share capital

	Group and Company 2002 £'000	2001 £'000
Allotted called up and fully paid 1,275,548,103 Ordinary shares at 1p each (2001: 1,272,520,207)	12,755	12,725

The authorised share capital of the Company at 30 September 2002 was £18,600,000 (30 September 2001: £18,600,000) comprising 1,860,000,000 ordinary shares of 1p each (30 September 2001: 1,860,000,000).

The following share options were outstanding under executive share option schemes at 30 September 2002:

Date option granted	Option price per share	Date exercisable	Number of shares
16 December 1993	9.96p	16 December 1996 – 16 December 2003	2,500,000
15 January 1996	33.90p	15 January 1999 – 15 January 2006	1,560,000
10 February 1997	53.90p	10 February 2000 – 10 February 2007	150,000
19 May 1997	65.20p	19 May 2000 – 19 May 2007	300,000
17 December 1997	81.10p	17 December 2000 – 17 December 2007	2,223,300
20 January 1998	98.70p	20 January 2001 – 20 January 2008	150,000
20 April 1998	46.87p – 104.10p	8 August 1999 – 2 March 2009	1,260,296
15 May 1998	140.00p	15 May 2001 – 15 May 2008	2,116,740
16 December 1998	136.00p	16 December 2001 – 16 December 2008	4,530,870
7 June 1999	204.50p	7 June 2002 – 7 June 2009	2,218,500
11 February 2000	63.54p – 619.50p	11 February 2000 – 6 January 2010	246,003
23 February 2000	721.00p	23 February 2003 – 23 February 2010	31,250
24 May 2000	542.50p	24 May 2003 – 24 May 2010	74,409
10 January 2001	301.00p	10 January 2004 – 10 January 2011	7,413,731
17 January 2001	329.75p	17 January 2004 – 17 January 2011	702,441
16 May 2001	264.00p	16 May 2004 – 16 May 2011	6,170,669
2 January 2002	228.50p	2 January 2005 – 2 January 2012	9,666,562

17 Capital and reserves – continued

Under the executive share option schemes 1,811,456 1p ordinary shares were issued during the year for proceeds of £1,869,863. These were exercised at a range of prices from 43.2p to 196.8p (average price of 103.2p).

In addition options were granted under the terms of The Sage Group plc 1996 Savings Related Share Option Scheme approved by members on 7 February 1996 as follows:

Date option granted	Option price per share	Date exercisable	Number of shares
20 September 1996	34.60p	1 November 2003 – 30 April 2004	208,470
9 January 1998	64.80p	1 February 2003 – 31 July 2003	290,970
9 January 1998	64.80p	1 February 2005 – 31 July 2005	123,430
8 January 1999	114.80p	1 February 2004 – 31 July 2004	173,830
8 January 1999	114.80p	1 February 2006 – 31 July 2006	40,000
1 March 2000	499.00p	1 March 2003 – 31 August 2003	38,325
1 March 2000	499.00p	1 March 2005 – 31 August 2005	8,113
1 March 2000	499.00p	1 March 2007 – 31 August 2007	3,312
1 March 2001	240.00p	1 March 2004 – 31 August 2004	422,658
1 March 2001	240.00p	1 March 2006 – 31 August 2006	53,289
1 March 2001	240.00p	1 March 2008 – 31 August 2008	2,143
1 March 2002	180.40p	1 March 2005 – 31 August 2005	755,990
1 March 2002	180.40p	1 March 2007 – 31 August 2007	96,860
1 March 2002	180.40p	1 March 2009 – 31 August 2009	35,625

Under the above scheme, 1,216,440 1p ordinary shares were issued during the year for proceeds of £2,332,334.

During the prior year, the Company established a qualifying employee share ownership trust ('Quest') in connection with its existing savings related share option scheme, which is open to all UK employees. Of the 1,216,440 shares issued during the year, 996,870 were subscribed for by The Sage Group Quest Company Limited at a market value of £2,193,467. These shares were allocated to employees, including an executive director, in satisfaction of options exercised under The Sage Group plc 1996 Savings Related Share Option Scheme. The Company provided £1,598,198 to the Quest for this purpose. The Company has transferred the cost of this contribution directly to the profit and loss account reserve.

The market price of the shares of the Company at 30 September 2002 was 112p and the highest and lowest prices during the year were 272p and 99p respectively.

17 Capital and reserves – continued

b Reserves

Group	Share premium account £'000	Merger reserve £'000	Profit and loss account £'000
At 1 October 2001	437,671	61,111	27,415
Prior year adjustment – FRS 19 (note 1(k))	–	–	(1,976)
Revised balance at 1 October 2001	437,671	61,111	25,439
Shares issued	2,590	–	–
Amounts deducted in respect of shares issued to the Quest	1,598	–	(1,598)
Retained profit for the year	–	–	69,932
Exchange movements	–	–	12,233
At 30 September 2002	**441,859**	**61,111**	**106,006**

Currency translation adjustments in the Group profit and loss account include gains of £13,661,000 (2001: gains £4,896,000) relating to foreign currency borrowings used to finance overseas investments.

The cumulative amount of goodwill eliminated against reserves before utilisation of S131 (2) of the Companies Act 1985 amounts to £272,082,000 at 30 September 2002 (2001: £272,082,000).

Company	Share premium account £'000	Merger reserve £'000	Profit and loss account £'000
At 1 October 2001	437,671	61,111	166,259
Shares issued	2,590	–	–
Amounts deducted in respect of shares issued to the Quest	1,598	–	(1,598)
Retained profit for the year	–	–	19,593
At 30 September 2002	**441,859**	**61,111**	**184,254**

18 Acquisitions

a Acquisitions made in the year

The following acquisitions, each for the entire share capital of the relevant company, were made during the year:

1 Coala SA was acquired on 22 October 2001 for a cash consideration of £14.0m (including costs). The fair value of assets acquired was £1.5m resulting in goodwill of £12.5m.
2 Connectsuite SAS was acquired on 31 October 2001 for a cash consideration of £0.3m (including costs). The fair value of assets acquired was (£0.1m) resulting in goodwill of £0.4m.
3 Gandke & Schubert GmbH & Co KG was acquired on 1 April 2002 for a cash consideration of £3.0m (including costs). The fair value of assets acquired was £0.3m resulting in goodwill of £2.7m.
4 Dynalog SA was acquired on 31 May 2002 for a cash consideration of £1.3m (including costs). The fair value of assets acquired was £0.3m resulting in goodwill of £1.0m.
5 JSI FundRaising Systems, Inc. was acquired on 26 June 2002 for a cash consideration of £3.6m (including costs). The fair value of assets acquired was (£1.1m) resulting in goodwill of £4.7m.
6 CPASoftware, Inc. was acquired on 5 September 2002 for a cash consideration of £7.8m (including costs), and deferred consideration of £1.3m. The fair value of assets acquired was £0.4m resulting in goodwill of £8.7m.

In addition, acquisitions were completed during the year of the trade and assets of the following businesses:

1 The Batchmaster product line of Eworkplace Solutions, Inc. was acquired on 1 February 2002 for a cash consideration of £1.9m (including costs). The fair value of assets acquired was (£0.5m) resulting in goodwill of £2.4m.
2 The LearningAction product line of HROne, Inc. was acquired on 14 June 2002 for a cash consideration of £0.2m. The fair value of assets acquired was £0.0m resulting in goodwill of £0.2m.

The assets and liabilities in respect of these acquisitions at fair value (based on provisional assessments pending final determination of certain assets and liabilities) were:

		Fair value adjustments		
	Book value £'000	Alignment of accounting policies[1] £'000	Other[2] £'000	Fair value to Group £'000
Intangible fixed assets	980	(980)	–	–
Tangible fixed assets	579	(42)	–	537
Stocks	230	(3)	–	227
Debtors	5,201	(1,517)	–	3,684
Cash	3,976	–	–	3,976
Creditors falling due within one year	(3,496)	–	(407)	(3,903)
Deferred income	(3,491)	(190)	–	(3,681)
	3,979	(2,732)	(407)	840
Cash consideration including costs (note 18(b))				32,161
Deferred consideration				1,283
Total consideration				33,444
Goodwill arising				32,604

Notes:
1 Alignment of accounting policies includes the write off of intangible assets and alignment of depreciation, bad debt, stock and deferred income calculations.
2 Other adjustments include the re-appraisal of the fair value of assets and liabilities, including accrual adjustments.

18 Acquisitions - continued

b Analysis of net outflow of cash in respect of acquisitions

Cash consideration	£'000
Acquisitions (note 18(a))	32,161
Net cash acquired	(3,976)
	28,185

c Other

During the year ended 30 September 2002 adjustments were made in respect of goodwill on prior year acquisitions of £4,391,000, following the re-appraisal of the fair value of assets and liabilities, comprising fixed asset write offs of £77,000, an increase in bad debt provisions of £1,233,000, corrections to accruals of £284,000, deferred income alignments of £441,000 and adjustment to acquisition costs and deferred consideration of £2,356,000.

19 Operating lease commitments

The Group's annual commitment under non-cancellable operating leases comprises:

	2002		2001	
Operating leases which expire:	Plant and equipment £'000	Land and buildings £'000	Plant and equipment £'000	Land and buildings £'000
Within one year	676	3,154	553	2,840
In one to two years	450	1,231	149	2,250
In two to five years	496	7,035	567	7,576
In more than five years	1	3,460	1	5,497
	1,623	14,880	1,270	18,163

The Company has no operating lease commitments (2001: none).

20 Capital commitments and contingent liabilities

The Group had a contracted capital commitment for £55,000,000 at the end of the financial year, relating to the new UK office facilities (2001: £nil), referred to in the Chairman's and Chief Executive's Review on pages 2 to 5. The Company did not have any capital commitments (2001: none). The Group and Company had no contingent liabilities at 30 September 2002 (2001: none).

21 Pension commitments

The Group operates pension plans throughout the world. These plans are devised in accordance with local conditions and practices in the country concerned. All pension plans are money purchase pension schemes.

22 Earnings per share

The calculation of basic earnings per ordinary share is based on earnings of £89,075,000 (2001: £83,740,000) being profit for the year, and on 1,274,526,435 (2001: 1,270,533,875) ordinary shares, being the weighted average number of ordinary shares in issue during the year.

The diluted earnings per share is based on profit for the year of £89,075,000 (2001: £83,740,000) and on 1,280,280,378 (2001: 1,286,664,021) ordinary shares, calculated as follows:

	2002 thousands	2001 thousands
Basic weighted average number of ordinary shares	1,274,526	1,270,534
Dilutive share options	5,754	16,130
Adjusted weighted average number of ordinary shares	1,280,280	1,286,664

23 Consolidated cash flow statement

a Reconciliation of operating profit to net cash inflow from operating activities

	2002 £'000	2001 £'000
Operating profit	137,680	128,381
Depreciation	14,714	12,929
Loss on sale of tangible fixed assets	412	1,039
Exchange movements	(3,098)	(2,290)
Decrease in stocks	197	367
Increase in debtors	(15,679)	(5,878)
Decrease in creditors	(2,682)	(17,582)
Increase in provision for deferred income	13,634	2,610
Net cash inflow from operating activities	145,178	119,576

b Analysis of changes in net cash

	£'000
At 1 October 2001	42,754
Net cash movement	14,758
At 30 September 2002	57,512

The net cash balance at 30 September 2002 is disclosed in the balance sheet as cash at bank and in hand of £58,795,000 (2001: £42,764,000), of which £1,283,000 (2001: £nil) is held on short term deposit. In addition the Group has bank overdrafts of £nil (2001: £10,000).

23 Consolidated cash flow statement - continued

c Analysis of changes in financing during the year

	Share capital (including premium and merger reserve) £'000	Loans £'000	Obligations under finance leases £'000
At 1 October 2001	511,507	233,623	78
Acquisitions	–	200	–
Gain on options exercised relating to consideration for prior year acquisitions	16	–	–
Non-cash movements	1,598	705	–
Exchange movements	–	(13,661)	–
Issue costs on loans	–	(180)	–
Net cash flow from financing	2,604	(29,104)	(57)
At 30 September 2002	**515,725**	**191,583**	**21**

d Reconciliation of net cash flow to movement in net debt (inclusive of finance leases)

	£'000
Increase in cash in the year	14,758
Increase in short term deposits	1,367
Issue costs on loans	180
Cash outflow from decrease in loans and finance leases	29,161
Change in net debt resulting from cash flows	45,466
Loans acquired with subsidiaries	(200)
Non-cash movements	(705)
Exchange movements	13,577
Movement in net debt in the year	58,138
Net debt at 1 October 2001	(190,947)
Net debt at 30 September 2002	**(132,809)**

23 Consolidated cash flow statement - continued

e Analysis of change in net debt (inclusive of finance leases)

	At 1 October 2001 £'000	Cash flow £'000	Acquisitions £'000	Other £'000	Exchange movements £'000	At 30 September 2002 £'000
Net cash at bank and in hand	42,754	14,758	–	–	–	57,512
Short term deposits	–	1,367	–	–	(84)	1,283
Loans due within one year	(7,584)	7,058	(200)	(38,833)	483	(39,076)
Finance leases due within one year	(57)	36	–	–	–	(21)
Loans due after more than one year	(226,039)	22,226	–	38,128	13,178	(152,507)
Finance leases due after more than one year	(21)	21	–	–	–	–
Total	(190,947)	45,466	(200)	(705)	13,577	(132,809)

Short term deposits are included within cash at bank and in hand in the balance sheet. In the cash flow column above, loan movements are stated net of issue costs.

f Summary of effects of acquisitions on cash flow

A summary of the net cash outflow in respect of acquisitions is given in note 18(b). The acquisitions made during the year did not have a material affect on any of the other cash flow headings.

24 Equity minority interest

The equity minority interest represents a holding of 49% of the ordinary shares in Sage Software Middle East FZ - LLC, and a 25% holding of the ordinary shares in SPRINT7 Sarl.

25 Financial instruments

An explanation of the Group's objectives, policies and strategies for the role of financial instruments in creating and changing the risks of the Group in its activities can be found in the Financial Review on pages 18 and 19.

The disclosures below take advantage of the exemption not to include short term debtors and creditors (except for the currency disclosures).

a Interest rate profile

Financial liabilities
The interest rate profile of the Group's financial liabilities at 30 September 2002 was:

			Fixed rate interest financial liabilities			Financial liabilities on which no interest is paid	
	Total £'000	Floating rate financial liabilities £'000	Principal £'000	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Principal £'000	Weighted average period to maturity Years
Sterling	321	–	21	10.0	1	300	1
US Dollar	205,386	168,507	22,833	6.8	3	14,046	1
Euro	243	–	243	6.0	1	–	–
Swiss Franc	67	–	–	–	–	67	1
Total	**206,017**	**168,507**	**23,097**	**6.8**	**3**	**14,413**	**1**

The interest rate profile of the Group's financial liabilities at 30 September 2001 was:

			Fixed rate interest financial liabilities			Financial liabilities on which no interest is paid	
	Total £'000	Floating rate financial liabilities £'000	Principal £'000	Weighted average interest rate %	Weighted average period for which rate is fixed Years	Principal £'000	Weighted average period to maturity Years
Sterling	7,143	6,680	63	10.0	2	400	1
US Dollar	256,693	200,712	32,585	6.8	4	23,396	2
French Franc	341	–	341	6.0	2	–	–
Swiss Franc	98	–	–	–	–	98	1
Total	**264,275**	**207,392**	**32,989**	**6.8**	**4**	**23,894**	**2**

The floating rate financial liabilities comprise:

- US Dollar (2001: US Dollar) denominated bank borrowings that bear interest at a rate of 0.55% (2001: 0.75%) above LIBOR (2001: LIBOR).

- The 2001 Sterling denominated bank overdrafts and deferred consideration bore interest at rates linked to LIBOR.

The financial liabilities on which no interest is paid comprise deferred consideration payable within one year of £9,726,000 (2001: £12,369,000), in one to two years of £4,687,000 (2001: £6,552,000) and in two to three years of £nil (2001: £4,973,000).

25 Financial instruments – continued

Financial assets

The Group has cash deposits of £58,795,000 (2001: £42,764,000) of which £36,212,000 (2001: £25,344,000) is held in US Dollars, £15,869,000 (2001: £11,546,000) is in Euros, and £2,291,000 (2001: £2,021,000) in other currencies, with the balance relating to Sterling cash deposits. All deposits obtain interest at variable rates.

Of the debtors due in more than one year, on which no interest is paid, £654,000 is denominated in Sterling (2001: £250,000), £1,277,000 is in Euros (2001: £1,051,000) and £443,000 is in US Dollars (2001: £nil).

b Currency exposure

The Group's other currency exposures comprise only those exposures that give rise to net currency gains and losses to be recognised in the profit and loss account. Such exposures reflect the monetary assets and liabilities of the Group that are not denominated in the operating (or 'functional') currency of the operating unit involved. At 30 September 2002 and 30 September 2001, these exposures are immaterial to the Group.

c Maturity of borrowing facilities

The maturity profile of the Group's undrawn commitments was as follows:

	Undrawn 2002 £'000	Undrawn 2001 £'000
In more than two years but not more than five years	**148,093**	137,740

d Fair value of financial assets and liabilities

Set out below is a comparison by category of book values and fair values of the Group's financial assets and liabilities:

Primary financial instruments held or issued to finance the Group's operations:	**Book value 2002 £'000**	**Fair value 2002 £'000**	Book value 2001 £'000	Fair value 2001 £'000
Cash and short term deposits	**58,795**	**58,795**	42,764	42,764
Other debtors falling due in more than one year	**2,374**	**2,374**	1,301	1,301
Bank overdrafts	**–**	**–**	(10)	(10)
Borrowings repayable within one year	**(39,097)**	**(39,814)**	(7,641)	(8,353)
Deferred consideration payable within one year	**(9,726)**	**(9,726)**	(19,039)	(19,039)
Borrowings repayable in more than one year	**(152,507)**	**(153,302)**	(226,060)	(227,166)
Deferred consideration payable in more than one year	**(4,687)**	**(4,687)**	(11,525)	(11,525)

Fair values shown above have been calculated by discounting cash flows at prevailing interest rates.

NOTICE OF MEETING

Notice is hereby given that the fifteenth Annual General Meeting of The Sage Group plc will be held at Sage House, Benton Park Road, Newcastle upon Tyne, NE7 7LZ at 11.00am on Friday 7 March 2003 for the following purposes:

Ordinary Business

To consider and, if thought fit, to adopt the following resolutions which will be proposed as ordinary resolutions:

1. To receive and consider the audited accounts for the year ended 30 September 2002 together with the reports of the directors and the auditors.
2. To declare a final dividend recommended by the directors of 1.343 pence per ordinary share for the year ended 30 September 2002 to be paid on 14 March 2003 to members whose names appear on the register on 21 February 2003.
3. To re-elect Mr G S Berruyer as a director.
4. To re-appoint Mr T C W Ingram as a director.
5. To re-appoint Mr R Verni as a director.
6. To appoint Messrs PricewaterhouseCoopers LLP as Auditors to the Company and to authorise the directors to determine their remuneration.

Special Business

As special business, to consider and, if thought fit, to pass the following resolutions, of which resolutions number 7, 9 and 10 will be proposed as ordinary resolutions and resolutions number 8 and 11 will be proposed as special resolutions:

7. That:

a) subject to and in accordance with Article 6 of the Company's Articles of Association, the directors be authorised to allot relevant securities up to a maximum nominal amount of £4,251,827;

b) all previous authorities under section 80 of the Companies Act 1985 shall cease to have effect; and

c) this authority shall expire at the conclusion of the next Annual General Meeting of the Company.

8. That, subject to and in accordance with Article 7 of the Company's Articles of Association, the directors be given power to allot equity securities for cash and that, for the purposes of paragraph 1(b) of Article 7, the nominal amount to which this power is limited is £637,774.
9. That the amendments to the rules of The Sage Group 1999 Executive Share Option Scheme, The Sage Group Savings Related Share Option Scheme and The Sage Group plc Savings Related Share Option Scheme (Ireland) produced in draft to this meeting and for the purposes of identification initialled by the Chairman, subject to such modification as the directors may consider necessary or desirable to take account of the requirements of the Inland Revenue, the Irish Revenue Commissioners or the UK Listing Authority, be and are hereby approved and that the directors be and are hereby authorised to do all things necessary to adopt and carry them into effect.
10. That the Remuneration and Succession Committee Report forwarded to shareholders with the Notice of the Annual General Meeting be approved.
11. That the regulations set out in the printed document submitted to the meeting and for the purpose of identification initialled by the Chairman be adopted as the Articles of Association of the Company in substitution for all existing Articles of Association of the Company.

By Order of the Board

M J Robinson
Secretary

Registered office:
Sage House
Benton Park Road
Newcastle upon Tyne
NE7 7LZ

3 January 2003

Notes:

(i) A member entitled to attend and vote may appoint one or more proxies to attend and vote instead of him. A proxy need not also be a member.

(ii) To be valid, a Form of Proxy and any power of attorney or other authority (if any) under which it is signed (or a duly certified copy thereof) must be lodged with the Company's Registrars, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, or received via the sharevote website, no later than 11.00am on Wednesday 5 March 2003. The completion and return of a Form of Proxy will not prevent a member who wishes to do so from attending and voting in person.

(iii) Copies of the service contracts of the executive directors are available for inspection at Sage House, Benton Park Road, Newcastle upon Tyne, NE7 7LZ during normal business hours on any weekday (weekends and public holidays excepted).

(iv) The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those members registered in the register of members of the Company as at 6.00pm on 5 March 2003 or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries in the register of members after 6.00pm on 5 March 2003 or, in the event that this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the meeting.

(v) Copies of the existing Articles of Association and the proposed new Articles are available for inspection at Sage House, Benton Park Road, Newcastle upon Tyne, NE7 7LZ and at the offices of Allen & Overy, One New Change, London, EC4M 9QQ during normal business hours on any weekday (weekends and public holidays excepted) from the date of this notice and at the place of the meeting from 10.45am until the close of the meeting.

(vi) If you return paper and electronic proxy instructions, those received last by the Registrar before the latest time for receipt of proxies will take precedence. You are advised to read the website terms and conditions of use carefully. Electronic communication facilities are available to all shareholders and those who use them will not be disadvantaged.

FINANCIAL CALENDAR

AGM	7 March 2003
Dividend Payments	
Final payable – year ended 30 September 2002	14 March 2003
Interim payable – period ending 31 March 2003	June 2003
Results Announcements	
Interim Results – period ending 31 March 2003	7 May 2003
Final Results – year ending 30 September 2003	2 December 2003